Dreyfus Premier Core Value Fund

SEMIANNUAL REPORT June 30, 2008



BNY MELLON
ASSET MANAGEMENT

Dreyfus

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The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Core Value Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

The U.S. equity markets remained turbulent over the first half of 2008 and ended with June posting one of the worst monthly performance slumps on record. A continuously weakening U.S. housing market, surging inflation, devaluation of the U.S. dollar and lingering credit concerns continued to dampen investor sentiment. Of the ten economic sectors represented by the S&P 500® Composite Stock Index, only two — energy and materials — posted positive absolute returns for the reporting period. The financials sector was the hardest-hit industry group, primarily due to massive sub-prime related losses among global financial institutions.

While the U.S and global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last-year's sub-prime fiasco has been exposed and, to an extent, ameliorated. Moreover, the global upsurge in inflation should persist longer in fast-growing emerging markets than in more developed countries. These factors support our view that many areas of the stock market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund's Portfolio Manager.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008

DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Brian Ferguson, Portfolio Manager

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Dreyfus Premier Core Value Fund's Class A shares produced a total return of –11.42%, Class B shares returned –11.79%, Class C shares returned –11.77%, Class I shares returned –11.28%, Class T shares returned –11.53% and Institutional shares returned –11.41%.[1] In comparison, the fund's benchmark, the Russell 1000 Value Index (the "Index"), produced a total return of –13.57% for the same period.[2]

Stocks generally declined as investors reacted negatively to deteriorating economic conditions, including plummeting housing values, mounting job losses and soaring food and energy prices. The fund produced higher returns than its benchmark, due mainly to the success of our security selection process, which enabled it to avoid the full brunt of pronounced weakness in the financials sector while participating fully in the energy sector's gains.

The Fund's Investment Approach

The fund invests primarily in large-cap companies that are considered undervalued based on traditional measures, such as price-to-earnings ratios. When choosing stocks, we use a "bottom-up" stock selection approach, focusing on individual companies, rather than a "top-down" approach that forecasts market trends. We also focus on a company's relative value, financial strength, business momentum and likely catalysts that could ignite the stock price.

Stocks Struggled in a Weaker Economy

U.S. stocks generally produced disappointing results over the first half of 2008 amid an onslaught of negative economic news. As housing values continued to plummet, mortgage defaults, delinquencies and foreclosures rose sharply. At the same time, escalating commodity prices have burdened consumers with soaring gasoline and home heating expenditures and

rising food costs. These factors caused consumers to cut back on spending in other, more discretionary areas. In turn, many businesses reduced capital spending in anticipation of a more difficult business environment.

Meanwhile, a credit crisis that began in 2007 in the sub-prime mortgage market continued to batter commercial banks, investment banks and bond insurers. A number of the world's major financial institutions continued to announce new write-downs and write-offs over the reporting period, sparking steep declines in their stock prices. Most other market sectors also posted losses, but to a smaller degree, in this challenging environment. In fact, only the energy sector produced a positive absolute return for the Russell 1000 Value Index over the first six months of the year.

A Conservative Approach Helped Cushion Losses

We maintained a relatively conservative investment posture in an uncertain and volatile marketplace over the first half of 2008, attempting to avoid companies that we regarded as most vulnerable to the downturn. This approach led us to maintain an underweighted position in the financials sector overall, especially among banks with significant balance-sheet risk. Instead, we focused on financial companies with stronger balance sheets, such as Northern Trust, Aon Corporation and Goldman Sachs Group, and those with diversified operations, including PNC Financial Services Group. As a result, the fund's financials stocks declined less that the Index's financials component.

The fund also participated fully in some of the benchmark's better-performing areas. In the energy sector, we maintained a roughly equal weight position but focused primarily on efficient producers of natural gas — such as Devon Energy, XTO Energy and Chesapeake Energy — that have benefited from the positive effects of tight supplies and robust demand on gas prices. The fund also benefited from our stock selection strategy in the utilities sector, where we emphasized unregulated power producers with pricing power, such as Exelon and Entergy, as well as natural gas distributor Questar.

Finally, the fund's consumer staples holdings fared relatively well as retail giant Wal-Mart Stores gained value when its stock bounced back from weakness in 2007 and cash-strapped consumers increasingly

sought inexpensive goods in the faltering economy. In addition, beer maker MillerCoors benefited from expanded profit margins in the wake of the merger of SABMiller and Molson Coors.

On the other hand, the fund did not participate fully in the relative strength of steel producers in the materials sector, which benefited from rising commodity prices amid robust demand for construction materials in China, India and other emerging markets. In the consumer discretionary sector, media conglomerate News Corporation suffered due to slow advertising spending and concerns that the company might make another costly acquisition. Leisure provider Royal Caribbean Cruises' stock price was hurt by higher fuel prices and concerns regarding consumer spending.

Finding Opportunities in a Distressed Market

As of midyear, the U.S. economy has remained weak, and market volatility has persisted. Consequently, we intend to maintain a relatively cautious investment posture, focusing on economic sectors and companies in which we have a high degree of conviction as to their prospects. We also have found opportunities among individual companies that we believe currently enjoy catalysts for higher valuations, such as new products or management changes. In the main, however, we intend to remain patient, disciplined and focused on value-oriented opportunities for long-term growth.

July 15, 2008

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charges in the case of Class A and Class T shares or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: LIPPER INC. — Reflects the reinvestment of dividends and, where applicable, capital gain distributions. The Russell 1000 Value Index is an unmanaged index, which measures the performance of those Russell 1000 companies with lower price-to-book ratios and lower forecasted growth values.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Core Value Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment

assuming actual returns for the six months ended June 30, 2008

	Class A	Class B	Class C	Class I	Class T	Institutional
Expenses paid per $1,000†	$ 5.39	$ 8.89	$ 8.89	$ 4.22	$ 6.56	$ 4.92
Ending value (after expenses)	$885.80	$882.10	$882.30	$887.20	$884.70	$885.90

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment

assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Class A	Class B	Class C	Class I	Class T	Institutional
Expenses paid per $1,000†	$ 5.77	$ 9.52	$ 9.52	$ 4.52	$ 7.02	$ 5.27
Ending value (after expenses)	$1,019.14	$1,015.42	$1,015.42	$1,020.39	$1,017.90	$1,019.64

† *Expenses are equal to the fund's annualized expense ratio of 1.15% for Class A, 1.90% for Class B, 1.90% for Class C, .90% for Class I, 1.40% for Class T and 1.05% for Institutional multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Common Stocks—99.1%	Shares		Value ($)
Consumer Discretionary—7.7%			
Coca-Cola	48,390		2,515,312
Gap	158,620		2,644,195
Johnson Controls	78,870	a	2,261,991
Lowe's Cos.	112,730		2,339,147
McDonald's	49,480		2,781,766
News, Cl. A	419,490		6,309,130
Omnicom Group	137,150		6,155,292
Royal Caribbean Cruises	84,120	a	1,890,176
Time Warner	253,050		3,745,140
TJX Cos.	126,180		3,970,885
Toll Brothers	77,990	b	1,460,753
Viacom, Cl. B	107,340	b	3,278,164
			39,351,951
Consumer Staples—10.7%			
Cadbury, ADR	80,908		4,071,291
CVS Caremark	148,380		5,871,397
Dr. Pepper Snapple Group	107,761	b	2,260,826
Estee Lauder, Cl. A	64,230	a	2,983,483
Kraft Foods, Cl. A	266,934		7,594,272
Molson Coors Brewing, Cl. B	70,100		3,808,533
Philip Morris International	212,280		10,484,509
Procter & Gamble	156,170		9,496,698
Wal-Mart Stores	91,950		5,167,590
Walgreen	75,290		2,447,678
			54,186,277
Energy—18.5%			
Anadarko Petroleum	35,860		2,683,762
Chesapeake Energy	132,910	a	8,766,744
Chevron	208,090		20,627,962
Devon Energy	104,510		12,557,922
EOG Resources	20,590		2,701,408
Exxon Mobil	210,872		18,584,149
Hess	21,710		2,739,585
Marathon Oil	99,900		5,181,813

Common Stocks (continued)	Shares		Value ($)
Energy (continued)			
Occidental Petroleum	60,160		5,405,978
Schlumberger	47,110		5,061,027
XTO Energy	141,980	a	9,727,050
			94,037,400
Financial—22.5%			
American International Group	145,133		3,840,219
Ameriprise Financial	52,110		2,119,314
AON	60,940		2,799,584
Bank of America	187,746		4,481,497
Capital One Financial	31,860		1,210,999
Chubb	90,310		4,426,093
Citigroup	446,623		7,485,401
Federal National Mortgage Association	200,290		3,907,658
Franklin Resources	23,270		2,132,696
Freddie Mac	71,350		1,170,140
Genworth Financial, Cl. A	109,815		1,955,805
Goldman Sachs Group	51,540		9,014,346
Invesco	199,500		4,784,010
JPMorgan Chase & Co.	473,220		16,236,178
Lincoln National	84,820		3,844,042
MetLife	106,400	a	5,614,728
Moody's	70,340	a	2,422,510
Morgan Stanley	76,750		2,768,372
Northern Trust	56,140		3,849,520
PNC Financial Services Group	92,880		5,303,448
Principal Financial Group	62,280		2,613,892
Prudential Financial	45,070	a	2,692,482
State Street	33,120	a	2,119,349
T. Rowe Price Group	56,310		3,179,826
U.S. Bancorp	177,440		4,948,801
Wachovia	165,520		2,570,526
Wells Fargo & Co.	288,150	a	6,843,562
			114,334,998

Common Stocks (continued)	Shares		Value ($)
Health Care—8.6%			
Abbott Laboratories	173,590		9,195,062
Amgen	80,410	b	3,792,136
Baxter International	45,220		2,891,367
Covidien	70,770		3,389,175
Laboratory Corp. of America Holdings	34,050	b	2,370,901
Merck & Co.	119,370		4,499,055
Schering-Plough	133,490		2,628,418
Thermo Fisher Scientific	58,380	b	3,253,517
Wyeth	241,200		11,567,952
			43,587,583
Index—1.0%			
iShares Russell 1000 Value Index Fund	73,650		**5,085,532**
Industrial—9.9%			
Dover	57,980		2,804,493
Eaton	64,240		5,458,473
General Electric	775,220		20,690,622
Honeywell International	56,550		2,843,334
Lockheed Martin	50,420		4,974,437
Raytheon	56,960		3,205,709
Tyco International	43,510		1,742,140
Union Pacific	57,460		4,338,230
Waste Management	114,500		4,317,795
			50,375,233
Information Technology—4.7%			
Accenture, Cl. A	98,140		3,996,261
Automatic Data Processing	62,420		2,615,398
Hewlett-Packard	61,960		2,739,252
Intel	188,980		4,059,290
International Business Machines	22,450		2,660,998
Microsoft	93,890		2,582,914
NCR	73,960		1,863,792
Tyco Electronics	87,600		3,137,832
			23,655,737

Common Stocks (continued)	Shares		Value ($)
Materials—2.7%			
Air Products & Chemicals	30,710		3,035,991
Celanese, Ser. A	67,930		3,101,684
Dow Chemical	73,870		2,578,802
Freeport-McMoRan Copper & Gold	45,010		5,274,722
			13,991,199
Telecommunications—4.4%			
AT & T	440,825		14,851,394
Sprint Nextel	257,400		2,445,300
Verizon Communications	144,380		5,111,052
			22,407,746
Utilities—8.4%			
Constellation Energy Group	57,190		4,695,299
Entergy	72,020		8,676,970
Exelon	98,315		8,844,417
FPL Group	41,060		2,692,715
NRG Energy	66,480	a	2,851,992
Questar	137,910		9,797,126
Southern	150,360		5,250,571
			42,809,090
Total Common Stocks (cost $481,585,801)			**503,822,746**

Other Investment—2.1%			
Registered Investment Company;			
Dreyfus Institutional Preferred Plus Money Market Fund (cost $10,377,000)	10,377,000	c	**10,377,000**

Investment of Cash Collateral for Securities Loaned—2.4%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $12,348,685)	12,348,685 [c]	**12,348,685**
Total Investments (cost $504,311,486)	**103.6%**	**526,548,431**
Liabilities, Less Cash and Receivables	**(3.6%)**	**(18,205,749)**
Net Assets	**100.0%**	**508,342,682**

ADR—American Depository Receipts

[a] *All or a portion of these securities are on loan. At June 30, 2008, the total market value of the fund's securities on loan is $11,831,543 and the total market value of the collateral held by the fund is $12,348,685.*

[b] *Non-income producing security.*

[c] *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Financial	22.5	Information Technology	4.7
Energy	18.5	Money Market Investments	4.5
Consumer Staples	10.7	Telecommunications	4.4
Industrial	9.9	Materials	2.7
Health Care	8.6	Index	1.0
Utilities	8.4		
Consumer Discretionary	7.7		**103.6**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $11,831,543)—Note 1(b):		
Unaffiliated issuers	481,585,801	503,822,746
Affiliated issuers	22,725,685	22,725,685
Receivable for investment securities sold		3,986,156
Dividends and interest receivable		868,805
Receivable for shares of Capital Stock subscribed		38,676
Other assets		13,281
		531,455,349
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		514,989
Cash overdraft due to Custodian		212,314
Liability for securities on loan—Note 1(b)		12,348,685
Payable for investment securities purchased		9,525,883
Payable for shares of Capital Stock redeemed		507,025
Interest payable—Note 2		3,771
		23,112,667
Net Assets ($)		**508,342,682**
Composition of Net Assets ($):		
Paid-in capital		483,710,970
Accumulated undistributed investment income—net		325,414
Accumulated net realized gain (loss) on investments		2,069,353
Accumulated net unrealized appreciation (depreciation) on investments		22,236,945
Net Assets ($)		**508,342,682**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I	Class T	Institutional
Net Assets ($)	444,768,415	13,055,763	12,717,190	1,191,348	1,988,374	34,621,592
Shares Outstanding	16,926,362	507,156	494,468	45,344	75,703	1,318,410
Net Asset Value Per Share ($)	**26.28**	**25.74**	**25.72**	**26.27**	**26.27**	**26.26**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Cash dividends:	
Unaffiliated issuers	6,561,313
Affiliated issuers	54,546
Income from securities lending	88,121
Total Income	**6,703,980**
Expenses:	
Management fee—Note 3(a)	2,460,831
Distribution and service fees—Note 3(b)	786,771
Directors' fees and expenses—Note 3(a)	19,338
Interest expense—Note 2	2,833
Loan commitment fees—Note 2	831
Total Expenses	**3,270,604**
Less—Directors' fees reimbursed by the Manager—Note 3(a)	(19,338)
Net Expenses	**3,251,266**
Investment Income—Net	**3,452,714**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments	4,082,742
Net unrealized appreciation (depreciation) on investments	(75,638,162)
Net Realized and Unrealized Gain (Loss) on Investments	**(71,555,420)**
Net (Decrease) in Net Assets Resulting from Operations	**(68,102,706)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Operations ($):		
Investment income—net	3,452,714	8,848,052
Net realized gain (loss) on investments	4,082,742	39,344,889
Net unrealized appreciation (depreciation) on investments	(75,638,162)	(29,018,064)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(68,102,706)**	**19,174,877**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A Shares	(3,087,990)	(7,810,838)
Class B Shares	(46,048)	(254,740)
Class C Shares	(40,944)	(123,543)
Class I Shares	(9,736)	(108,839)
Class T Shares	(11,528)	(32,567)
Institutional Shares	(257,136)	(663,937)
Net realized gain on investments:		
Class A Shares	(10,261)	(42,093,570)
Class B Shares	(393)	(2,466,684)
Class C Shares	(323)	(1,391,903)
Class I Shares	(27)	(508,414)
Class T Shares	(48)	(201,432)
Institutional Shares	(791)	(3,287,550)
Total Dividends	**(3,465,225)**	**(58,944,017)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	14,196,966	40,085,946
Class B Shares	135,297	550,036
Class C Shares	469,561	1,179,760
Class I Shares	17,557	1,096,343
Class T Shares	37,609	296,144
Institutional Shares	777,359	847,676

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Beneficial Interest Transactions ($) (continued):		
Dividends reinvested:		
Class A Shares	2,662,410	43,432,695
Class B Shares	43,453	2,534,368
Class C Shares	35,427	1,288,594
Class I Shares	9,712	615,892
Class T Shares	11,291	227,701
Institutional Shares	251,578	3,856,636
Cost of shares redeemed:		
Class A Shares	(32,955,318)	(74,701,854)
Class B Shares	(11,360,524)	(30,469,016)
Class C Shares	(2,506,103)	(5,813,398)
Class I Shares	(65,423)	(5,900,616)
Class T Shares	(173,461)	(1,445,146)
Institutional Shares	(2,266,890)	(5,906,978)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**(30,679,499)**	**(28,225,217)**
Total Increase (Decrease) in Net Assets	**(102,247,430)**	**(67,994,357)**
Net Assets ($):		
Beginning of Period	610,590,112	678,584,469
End of Period	**508,342,682**	**610,590,112**
Undistributed investment income—net	325,414	326,082

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	500,203	1,223,509
Shares issued for dividends reinvested	99,678	1,432,160
Shares redeemed	(1,179,283)	(2,291,194)
Net Increase (Decrease) in Shares Outstanding	**(579,402)**	**364,475**
Class B[b]		
Shares sold	4,909	17,264
Shares issued for dividends reinvested	1,650	85,084
Shares redeemed	(409,990)	(946,775)
Net Increase (Decrease) in Shares Outstanding	**(403,431)**	**(844,427)**
Class C		
Shares sold	17,315	37,358
Shares issued for dividends reinvested	1,348	43,561
Shares redeemed	(91,055)	(180,767)
Net Increase (Decrease) in Shares Outstanding	**(72,392)**	**(99,848)**
Class I		
Shares sold	614	33,594
Shares issued for dividends reinvested	361	20,309
Shares redeemed	(2,361)	(195,159)
Net Increase (Decrease) in Shares Outstanding	**(1,386)**	**(141,256)**
Class T		
Shares sold	1,345	9,093
Shares issued for dividends reinvested	421	7,498
Shares redeemed	(6,181)	(43,815)
Net Increase (Decrease) in Shares Outstanding	**(4,415)**	**(27,224)**
Institutional Shares		
Shares sold	27,201	26,624
Shares issued for dividends reinvested	9,380	127,036
Shares redeemed	(80,824)	(182,481)
Net Increase (Decrease) in Shares Outstanding	**(44,243)**	**(28,821)**

a *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

b *During the period ended June 30, 2008, 252,655 Class B shares representing $7,040,508 were automatically converted to 247,355 Class A shares and during the period ended December 31, 2007, 576,529 Class B shares representing $18,595,312 were automatically converted to 565,175 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	29.87	32.00	31.38	30.34	27.44	21.57
Investment Operations:						
Investment income—net[a]	.18	.45	.38	.30	.24	.17
Net realized and unrealized gain (loss) on investments	(3.59)	.42	5.94	1.26	2.88	5.86
Total from Investment Operations	(3.41)	.87	6.32	1.56	3.12	6.03
Distributions:						
Dividends from investment income—net	(.18)	(.46)	(.37)	(.35)	(.22)	(.16)
Dividends from net realized gain on investments	(.00)[b]	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(.18)	(3.00)	(5.70)	(.52)	(.22)	(.16)
Net asset value, end of period	26.28	29.87	32.00	31.38	30.34	27.44
Total Return (%)[c]	(11.42)[d]	2.75	21.00	5.18	11.41	28.09
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.15[e]	1.16	1.15	1.15	1.15	1.15
Ratio of net expenses to average net assets	1.15[e]	1.15	1.15	1.15	1.15	1.15
Ratio of net investment income to average net assets	1.29[e]	1.38	1.17	.99	.86	.71
Portfolio Turnover Rate	21.65[d]	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	444,768	522,906	548,601	556,017	634,007	607,633

a *Based on average shares outstanding at each month end.*
b *Amount represents less than $.01 per share.*
c *Exclusive of sales charge.*
d *Not annualized.*
e *Annualized.*
See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	29.26	31.40	30.87	29.83	27.02	21.27
Investment Operations:						
Investment income (loss)—net[a]	.07	.22	.13	.07	.02	(.01)
Net realized and unrealized gain (loss) on investments	(3.51)	.39	5.85	1.26	2.85	5.77
Total from Investment Operations	(3.44)	.61	5.98	1.33	2.87	5.76
Distributions:						
Dividends from investment income—net	(.08)	(.21)	(.12)	(.12)	(.06)	(.01)
Dividends from net realized gain on investments	(.00)[b]	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(.08)	(2.75)	(5.45)	(.29)	(.06)	(.01)
Net asset value, end of period	25.74	29.26	31.40	30.87	29.83	27.02
Total Return (%)[c]	(11.79)[d]	2.01	20.12	4.47	10.62	27.12
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.90[e]	1.91	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.90[e]	1.90	1.90	1.90	1.90	1.90
Ratio of net investment income (loss) to average net assets	0.53[e]	.70	.42	.24	.10	(.04)
Portfolio Turnover Rate	21.65[d]	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	13,056	26,646	55,112	64,239	78,154	78,780

a *Based on average shares outstanding at each month end.*
b *Amount represents less than $.01 per share.*
c *Exclusive of sales charge.*
d *Not annualized.*
e *Annualized.*
See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	29.24	31.38	30.85	29.83	27.02	21.27
Investment Operations:						
Investment income (loss)—net[a]	.07	.21	.14	.07	.02	(.01)
Net realized and unrealized gain (loss) on investments	(3.51)	.40	5.84	1.24	2.85	5.77
Total from Investment Operations	(3.44)	.61	5.98	1.31	2.87	5.76
Distributions:						
Dividends from investment income—net	(.08)	(.21)	(.12)	(.12)	(.06)	(.01)
Dividends from net realized gain on investments	(.00)[b]	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(.08)	(2.75)	(5.45)	(.29)	(.06)	(.01)
Net asset value, end of period	25.72	29.24	31.38	30.85	29.83	27.02
Total Return (%)[c]	(11.77)[d]	2.00	20.07	4.43	10.62	27.12
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.90[e]	1.91	1.90	1.90	1.90	1.90
Ratio of net expenses to average net assets	1.90[e]	1.90	1.90	1.90	1.90	1.90
Ratio of net investment income (loss) to average net assets	0.54[e]	.65	.42	.24	.10	(.04)
Portfolio Turnover Rate	21.65[d]	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	12,717	16,572	20,919	20,564	21,958	22,480

[a] *Based on average shares outstanding at each month end.*
[b] *Amount represents less than $.01 per share.*
[c] *Exclusive of sales charge.*
[d] *Not annualized.*
[e] *Annualized.*
See notes to financial statements.

Class I Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	29.85	31.98	31.36	30.33	27.43	21.56
Investment Operations:						
Investment income—net[b]	.21	.57	.46	.38	.31	.22
Net realized and unrealized gain (loss) on investments	(3.57)	.39	5.95	1.25	2.88	5.87
Total from Investment Operations	(3.36)	.96	6.41	1.63	3.19	6.09
Distributions:						
Dividends from investment income—net	(.22)	(.55)	(.46)	(.43)	(.29)	(.22)
Dividends from net realized gain on investments	(.00)[c]	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(.22)	(3.09)	(5.79)	(.60)	(.29)	(.22)
Net asset value, end of period	26.27	29.85	31.98	31.36	30.33	27.43
Total Return (%)	(11.28)[d]	3.04	21.26	5.45	11.69	28.43
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.90[e]	.91	.90	.90	.90	.90
Ratio of net expenses to average net assets	.90[e]	.90	.90	.90	.90	.90
Ratio of net investment income to average net assets	1.49[e]	1.63	1.42	1.25	1.09	.95
Portfolio Turnover Rate	21.65[d]	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	1,191	1,395	6,012	4,740	50,536	52,723

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *Based on average shares outstanding at each month end.*

[c] *Amount represents less than $.01 per share.*

[d] *Not annualized.*

[e] *Annualized.*

See notes to financial statements.

Class T Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	29.86	31.99	31.37	30.33	27.43	21.57
Investment Operations:						
Investment income—net[a]	.15	.38	.30	.23	.18	.11
Net realized and unrealized gain (loss) on investments	(3.59)	.41	5.94	1.26	2.87	5.85
Total from Investment Operations	(3.44)	.79	6.24	1.49	3.05	5.96
Distributions:						
Dividends from investment income—net	(.15)	(.38)	(.29)	(.28)	(.15)	(.10)
Dividends from net realized gain on investments	(.00)[b]	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(.15)	(2.92)	(5.62)	(.45)	(.15)	(.10)
Net asset value, end of period	26.27	29.86	31.99	31.37	30.33	27.43
Total Return (%)[c]	(11.53)[d]	2.49	20.67	4.95	11.14	27.72
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.40[e]	1.41	1.40	1.40	1.40	1.40
Ratio of net expenses to average net assets	1.40[e]	1.40	1.40	1.40	1.40	1.40
Ratio of net investment income to average net assets	1.04[e]	1.17	.93	.74	.65	.45
Portfolio Turnover Rate	21.65[d]	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	1,988	2,392	3,434	2,840	2,945	2,264

a *Based on average shares outstanding at each month end.*
b *Amount represents less than $.01 per share.*
c *Exclusive of sales charge.*
d *Not annualized.*
e *Annualized.*
See notes to financial statements.

Institutional Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004	2003
Per Share Data ($):						
Net asset value, beginning of period	29.85	31.98	31.36	30.32	27.42	21.55
Investment Operations:						
Investment income—net[a]	.19	.48	.42	.33	.27	.19
Net realized and unrealized gain (loss) on investments	(3.58)	.43	5.94	1.26	2.88	5.87
Total from Investment Operations	(3.39)	.91	6.36	1.59	3.15	6.06
Distributions:						
Dividends from investment income—net	(.20)	(.50)	(.41)	(.38)	(.25)	(.19)
Dividends from net realized gain on investments	(.00)[b]	(2.54)	(5.33)	(.17)	–	–
Total Distributions	(.20)	(3.04)	(5.74)	(.55)	(.25)	(.19)
Net asset value, end of period	26.26	29.85	31.98	31.36	30.32	27.42
Total Return (%)	(11.41)[c]	2.89	21.11	5.33	11.53	28.25
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.05[d]	1.06	1.05	1.05	1.05	1.05
Ratio of net expenses to average net assets	1.05[d]	1.05	1.05	1.05	1.05	1.05
Ratio of net investment income to average net assets	1.39[d]	1.49	1.28	1.09	.96	.81
Portfolio Turnover Rate	21.65[c]	45.19	44.73	55.95	74.98	54.58
Net Assets, end of period ($ x 1,000)	34,622	40,679	44,506	40,341	41,202	41,848

a *Based on average shares outstanding at each month end.*
b *Amount represents less than $.01 per share.*
c *Not annualized.*
d *Annualized.*
See notes to financial statements.

NOTE 1—Significant Accounting Policies:

Dreyfus Premier Core Value Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company offering seven series, including the fund, as of the date of this report. The fund's investment objective is to seek long-term capital growth. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment adviser.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C, Class I, Class T and Institutional shares. Class A, Class B, Class C and Class T shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A and Class T shares are subject to a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and an affiliate of Dreyfus) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I and Institutional shares are offered without a front-end sales charge or CDSC. Institutional shares are offered only to those customers of certain financial planners and investment advisers who held shares of a predecessor class of the fund as of April 4, 1994, and bear a distribution fee. Each class of shares has identical rights and privileges, except with respect to the distribution and service fees and voting rights on matters affecting a single class.

Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities are valued at the last sales price on the securities exchange or national securities market on which such securities are primarily traded. Securities listed on the National Market System, for which market quotations are available are valued at the official closing price or, if there is no official closing price that day, at the last sale price. Securities not listed on an exchange or the national securities market, or securities for which there were no transactions, are valued at the average of the most recent bid and asked prices. Bid price is used when no asked price is available. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. When market quotations or official closing prices are not readily available, or are determined not to reflect accurately fair value, such as when the value of a security has been significantly affected by events after the close of the exchange or market on which the security is principally traded (for example, a foreign exchange or market), but before the fund calculates its net asset value, the fund may value these investments at fair value as determined in accordance with the procedures approved by the Board of Trustees. Fair valuing of securities may be determined with the assistance of a pricing service using calculations based on indices of domestic securities and other appropriate indicators, such as prices of relevant ADRs and futures contracts. For other securities that are fair valued by the Board of Trustees, certain factors may be considered such as: fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold, and public trading in similar securities of the issuer or comparable issuers. Investments denominated in foreign currencies are

translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	526,548,431	0
Level 2–Other Significant Observable Inputs	0	0
Level 3–Significant Unobservable Inputs	0	0
Total	**526,548,431**	**0**

† *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis. Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended June 30, 2008, Mellon Bank earned $37,766 from lending fund portfolio securities, pursuant to the securities lending agreement.

(c) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(d) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gains or losses from investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amount of dividends, interest, and foreign withholding

taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gains or losses on investments.

(e) Dividends to shareholders: Dividends are recorded on the ex-dividend date. Dividends from investment income-net are declared and paid on a quarterly basis. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, if any, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(f) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the portfolio did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $14,227,185 and long term capital gains $44,716,832. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Line of Credit:

The fund participates with other Dreyfus-managed funds in a $350 million redemption credit facility ("the Facility") to be utilized for temporary or emergency purposes, including the financing of redemptions. In connection therewith, the fund has agreed to pay commitment fees on its pro rata portion of the Facility. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing.

The average daily amount of borrowings outstanding under the Facility during the period ended June 30, 2008,was approximately $158,800 with a related weighted average annualized interest rate of 3.59%.

NOTE 3—Investment Management Fee and Other Transactions With Affiliates:

(a) Pursuant to an Investment Management agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and

paid monthly, at the annual rate of .90% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds and the Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings prior to April 12, 2008, the Chair of the audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting or a joint telephone meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

During the period ended June 30, 2008, the Distributor retained $3,936 and $61 from commissions earned on sales of the fund's Class A and Class T shares, respectively, and $26,878 and $1,201 from CDSCs on redemptions on the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares and Institutional shares may pay annually up to .25% and .15%, respectively, of the value of their average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares and Institutional shares. Class B, Class C and Class T shares pay the Distributor for distributing their shares at an aggregate annual rate of .75% of the value of the average daily net assets of Class B and Class C shares, and .25% of the value of average daily net assets of Class T shares. The Distributor may pay one or more agents in respect of advertising, marketing and other distribution services for Class T shares and determines the amounts, if any, to be paid to agents and the basis on which such payments are made. Class B, Class C and Class T shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B, Class C and Class T shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B, Class C and Class T shares, respectively. During the period ended June 30, 2008, Class A, Class B, Class C, Class T and Institutional shares were charged $593,292, $66,327, $54,076, $2,719 and $27,503 respectively, pursuant to their respective Plans. During the period ended June 30, 2008, Class B, Class C and Class T shares were charged $22,109, $18,026 and $2,719, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $392,184, Rule 12b-1 distribution plan fees $116,822 and shareholder services plan fees $5,983.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales of investment securities, excluding short-term securities, during the period ended June 30, 2008, amounted to $119,417,207 and $157,208,301, respectively.

At June 30, 2008, accumulated net unrealized appreciation on investments was $22,236,945, consisting of $76,691,287 gross unrealized appreciation and $54,454,342 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

<u>Analysis of Nature, Extent and Quality of Services Provided to the Fund.</u> The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail front-end load, large-cap value funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional large-cap value funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's total return performance for the 1-, 2-, 3-, 4-, 5- and 10-year periods ended December 31, 2007 was above the Performance Group and Performance Universe medians, except the fund's performance was slightly below and equal to the Performance Group median for the 5- and 10-year periods ended December 31, 2007, respectively. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. The Board members noted that the fund was the only fund in the Expense Group with a "unitary fee" structure. The Board members also noted that the fund's management fee was above the Expense Group and Expense Universe medians and the expense ratio was below the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by the only mutual fund managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category

as the fund (the "Similar Fund"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Fund and the Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Fund and the Similar Accounts seemed to be consistent with the services provided.

Analysis of Profitability and Economies of Scale. The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The consulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect

these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted the Manager's soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations:

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.
- The Board was satisfied with the fund's performance.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.

- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

For More Information

Dreyfus Premier Core Value Fund

200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols:	Class A: DCVIX	Class B: DBCVX	Class C: DCVCX
	Class I: DTCRX	Class T: DCVTX	Institutional: DCVFX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

Dreyfus Premier Limited Term High Yield Fund

SEMIANNUAL REPORT June 30, 2008



BNY MELLON
ASSET MANAGEMENT

Dreyfus

Save time. Save paper. View your next shareholder report online as soon as it's available. Log into www.dreyfus.com and sign up for Dreyfus eCommunications. It's simple and only takes a few minutes.

The views expressed in this report reflect those of the portfolio manager only through the end of the period covered and do not necessarily represent the views of Dreyfus or any other person in the Dreyfus organization. Any such views are subject to change at any time based upon market or other conditions and Dreyfus disclaims any responsibility to update such views. These views may not be relied on as investment advice and, because investment decisions for a Dreyfus fund are based on numerous factors, may not be relied on as an indication of trading intent on behalf of any Dreyfus fund.

Contents

THE FUND

FOR MORE INFORMATION

A LETTER FROM THE CEO

Dear Shareholder:

We are pleased to present this semiannual report for Dreyfus Premier Limited Term High Yield Fund, covering the six-month period from January 1, 2008, through June 30, 2008.

Fixed-income markets remained turbulent over the first half of 2008. Slumping housing markets, inflation concerns, rising unemployment and lingering credit concerns continued to dampen fixed-income investor sentiment. Throughout the first half of the year, investors continuously exhibited a “flight to quality” pattern, and U.S. government securities fared relatively well, while higher-yielding market sectors — including corporate bonds, mortgage-backed securities and asset-backed securities — generally were hard-hit by credit concerns.

While the global economy clearly has slowed, the news is not all bad. We have seen signs of more orderly deleveraging among financial institutions, and it appears that most of the damage caused by last year’s sub-prime fiasco has been, to a great extent, exposed and ameliorated. The implications of our economic outlook for the U.S. bond market generally are positive, especially since selling pressure among overleveraged investors and the Fed’s recent comments on inflation have created attractive values in various fixed-income asset classes. These factors support our view that some areas of the U.S. bond market may have been punished too severely in the downturn, creating potential long-term opportunities for patient investors. As always, your financial advisor can help you identify suitable investments and an asset allocation that may be right for you and your long-term investment goals.

For information about how the fund performed during the reporting period, as well as market perspectives, we have provided a Discussion of Fund Performance given by the fund’s Portfolio Managers.

Thank you for your continued confidence and support.

Sincerely,

Jonathan R. Baum
Chief Executive Officer
The Dreyfus Corporation
July 15, 2008

DISCUSSION OF FUND PERFORMANCE

For the period of January 1, 2008, through June 30, 2008, as provided by Karen Bater and David Bowser, Portfolio Managers

Fund and Market Performance Overview

For the six-month period ended June 30, 2008, Class A, B, C and I shares of Dreyfus Premier Limited Term High Yield Fund achieved total returns of –0.95%, –1.34%, –1.47% and –0.84%, respectively.[1] In comparison, the Merrill Lynch U.S. High Yield Master II Constrained Index (the "Index"), the fund's benchmark, achieved a total return of –1.06% over the same period.[2]

High yield bonds produced modestly negative absolute returns amid a persistent fixed-income credit crisis and an economic downturn. The fund's Class A and Class I shares produced slightly higher returns than the fund's benchmark index, primarily due to a conservative investment posture, including an emphasis on financially sound issuers that tend to be relatively insensitive to changing economic conditions.

The Fund's Investment Approach

The fund seeks to maximize total return, consisting of capital appreciation and current income. The average effective maturity of the fund is limited to a maximum of 5.5 years.

At least 80% of the fund's assets are invested in fixed-income securities that are rated below investment grade ("high yield" or "junk" bonds) or are the unrated equivalent as determined by Dreyfus. Individual issues are selected based on careful credit analysis. We thoroughly analyze the business, management and financial strength of each of the companies whose bonds we buy, then project each issuer's ability to repay its debt.

An Economic Downturn and Credit Crisis Intensified

Slumping housing markets, a weaker job market and soaring food and energy prices sparked a downturn in the U.S. economy during the first half of 2008, leading to lower prices for securities that tend to be

sensitive to economic conditions. In addition, a credit crisis that began in 2007 in the sub-prime mortgage market continued to dampen investor sentiment.

The impact of the credit crunch was particularly severe in higher yielding market sectors during the first quarter of the year, producing steep declines among mortgage- and asset-backed securities. Investment-grade and high yield corporate bonds also lost value as investors engaged in a "flight to quality" toward U.S. government securities. Although high yield bonds were adversely affected by these developments, their impact was even more severe among equities, whose sharp declines were led by financial institutions that suffered massive sub-prime related losses.

The Federal Reserve Board (the "Fed") responded aggressively to these developments by injecting liquidity into the U.S. banking system and reducing short-term interest rates from 4.25% at the start of the reporting period to 2.00% at the end. In mid-March, the Fed reassured investors by participating in a plan to prevent the insolvency of a major investment bank from damaging other financial institutions. Market liquidity subsequently improved, and spread sectors rallied. However, in June, declines stemming from heightened inflation concerns and a new wave of write-downs by global banks had offset a substantial portion of the rebound by the reporting period's end.

A Conservative Posture Supported Returns

In this challenging environment, we established a more defensive investment posture, emphasizing market sectors that we believed would hold up relatively well during a downturn. We raised the fund's overall credit profile to a level that, in our judgment, was higher than that of the Index, as reflected by an emphasis on BB-rated bonds, a larger-than-normal cash position, a slightly higher average bond price and a modestly lower average coupon. We also set the fund's average duration in a range we considered shorter than industry averages to protect the fund from the brunt of heightened market volatility.

These strategies positioned the fund for strong contributions to performance from companies with positive cash flows, talented management

teams and robust asset values. We found a relatively large number of such opportunities in the telecommunications services and utilities sectors, whose earnings historically have been relatively resistant to downturns. Maintaining underweighted positions in some of the more economically sensitive areas, such as retailers, also boosted the fund's relative results. Finally, our security selection strategy proved to be effective in the leisure and capital goods industry groups.

On the other hand, our security selection strategy achieved less success in the energy and metals-and-mining areas, which fared relatively well for the Index as commodity prices soared. An underweighted position in bonds from information technology companies also detracted from relative performance.

Maintaining a Defensive Stance in an Uncertain Market

As of mid-year, the U.S. economy has continued to falter, and the credit crisis has persisted. Consequently, we have maintained the fund's defensive posture, including an emphasis on less cyclical industries and issuers, such as those in the telecommunications, utilities, health care and cable television areas. Conversely, we have reduced the fund's exposure to bonds from the leisure, automotive and gaming industries. We also have tended to favor senior debentures over subordinated debt, and we have maintained a diversified portfolio to help manage certain risks. In our view, these are prudent strategies in an uncertain economic climate.

July 15, 2008

1 *Total return includes reinvestment of dividends and any capital gains paid, and does not take into consideration the maximum initial sales charge in the case of Class A shares, or the applicable contingent deferred sales charges imposed on redemptions in the case of Class B and Class C shares. Had these charges been reflected, returns would have been lower. Past performance is no guarantee of future results. Share price, yield and investment return fluctuate such that upon redemption, fund shares may be worth more or less than their original cost.*

2 *SOURCE: BLOOMBERG — Reflects reinvestment of dividends and, where applicable, capital gain distributions. The Merrill Lynch U.S. High Yield Master II Constrained Index is an unmanaged performance benchmark composed of U.S. dollar-denominated domestic and Yankee bonds rated below investment grade with at least $100 million par amount outstanding and at least one year remaining to maturity. Bonds are capitalization-weighted. Total allocations to an issuer are capped at 2%. The index does not reflect fees and expenses to which the fund is subject.*

UNDERSTANDING YOUR FUND'S EXPENSES (Unaudited)

As a mutual fund investor, you pay ongoing expenses, such as management fees and other expenses. Using the information below, you can estimate how these expenses affect your investment and compare them with the expenses of other funds. You also may pay one-time transaction expenses, including sales charges (loads) and redemption fees, which are not shown in this section and would have resulted in higher total expenses. For more information, see your fund's prospectus or talk to your financial adviser.

Review your fund's expenses

The table below shows the expenses you would have paid on a $1,000 investment in Dreyfus Premier Limited Term High Yield Fund from January 1, 2008 to June 30, 2008. It also shows how much a $1,000 investment would be worth at the close of the period, assuming actual returns and expenses.

Expenses and Value of a $1,000 Investment
assuming actual returns for the six months ended June 30, 2008

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.70	$ 7.16	$ 8.39	$ 3.47
Ending value (after expenses)	$990.50	$986.60	$985.30	$991.60

COMPARING YOUR FUND'S EXPENSES WITH THOSE OF OTHER FUNDS (Unaudited)

Using the SEC's method to compare expenses

The Securities and Exchange Commission (SEC) has established guidelines to help investors assess fund expenses. Per these guidelines, the table below shows your fund's expenses based on a $1,000 investment, assuming a hypothetical 5% annualized return. You can use this information to compare the ongoing expenses (but not transaction expenses or total cost) of investing in the fund with those of other funds. All mutual fund shareholder reports will provide this information to help you make this comparison. Please note that you cannot use this information to estimate your actual ending account balance and expenses paid during the period.

Expenses and Value of a $1,000 Investment
assuming a hypothetical 5% annualized return for the six months ended June 30, 2008

	Class A	Class B	Class C	Class I
Expenses paid per $1,000†	$ 4.77	$ 7.27	$ 8.52	$ 3.52
Ending value (after expenses)	$1,020.14	$1,017.65	$1,016.41	$1,021.38

† *Expenses are equal to the fund's annualized expense ratio of .95% for Class A, 1.45% for Class B, 1.70% for Class C and .70% for Class I, multiplied by the average account value over the period, multiplied by 182/366 (to reflect the one-half year period).*

STATEMENT OF INVESTMENTS

June 30, 2008 (Unaudited)

Bonds and Notes—91.4%	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Advertising—1.1%				
Lamar Media, Gtd. Notes, Ser. B	6.63	8/15/15	429,000	392,535
Lamar Media, Sr. Unscd. Notes	6.63	8/15/15	1,725,000 [a]	1,578,375
R.H. Donnelley, Sr. Unscd. Notes	8.88	10/15/17	1,530,000 [b]	918,000
				2,888,910
Aerospace & Defense—1.9%				
Esterline Technologies, Gtd. Notes	6.63	3/1/17	1,375,000	1,357,813
Hawker Beechcraft Acquisition, Gtd. Notes	9.75	4/1/17	1,290,000 [a]	1,296,450
L-3 Communications, Gtd. Notes, Ser. B	6.38	10/15/15	1,410,000	1,325,400
UAL 2000, Pass-Through Ctfs., Ser. 00-2	7.81	4/11/11	981,877	1,114,430
				5,094,093
Agricultural—.3%				
Alliance One International, Gtd. Notes	11.00	5/15/12	800,000	**828,000**
Asset-Backed Ctfs./ Home Equity Loans—.0%				
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M7	7.20	9/25/37	180,000	18,742
Countrywide Asset-Backed Certificates, Ser. 2007-4, Cl. M8	7.20	9/25/37	90,000	38,934
				57,676
Automobile Manufacturers—.9%				
Ford Motor, Sr. Unscd. Notes	7.45	7/16/31	835,000	490,562
General Motors, Sr. Unscd. Notes	7.20	1/15/11	1,325,000 [a]	1,023,562
General Motors, Sr. Unscd. Notes	8.38	7/15/33	1,465,000 [a]	875,338
				2,389,462

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Automotive, Trucks & Parts—1.4%				
Goodyear Tire & Rubber, Gtd. Notes	8.63	12/1/11	461,000	467,915
Goodyear Tire & Rubber, Sr. Unscd. Notes	9.00	7/1/15	838,000 [a]	840,095
Tenneco Automotive, Gtd. Notes	8.63	11/15/14	410,000	363,875
Tenneco Automotive, Sr. Scd. Notes, Ser. B	10.25	7/15/13	618,000	649,672
United Components, Gtd. Notes	9.38	6/15/13	1,403,000	1,318,820
				3,640,377
Chemicals—1.9%				
Airgas, Gtd. Notes	6.25	7/15/14	750,000 [a]	742,500
Ineos Group Holdings, Scd. Notes	8.50	2/15/16	2,550,000 [a,b]	1,689,375
Nalco, Gtd. Notes	8.88	11/15/13	2,653,000	2,732,590
				5,164,465
Commercial & Professional Services—2.5%				
Aramark, Gtd. Notes	8.50	2/1/15	627,000	617,595
Corrections Corp. of America, Gtd. Notes	6.25	3/15/13	1,710,000	1,654,425
Education Management, Gtd. Notes	8.75	6/1/14	625,000	584,375
Education Management, Gtd. Notes	10.25	6/1/16	1,401,000 [a]	1,295,925
Hertz, Gtd. Notes	8.88	1/1/14	1,375,000	1,265,000
Hertz, Gtd. Notes	10.50	1/1/16	50,000 [a]	45,750
Ipayment, Gtd. Notes	9.75	5/15/14	1,395,000	1,185,750
				6,648,820
Commercial Mortgage Pass-Through Ctfs.—.4%				
Global Signal Trust, Ser. 2006-1, Cl. F	7.04	2/15/36	1,080,000 [b]	**999,346**

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)		Value ($)
Consumer Products—.3%						
Chattem, Sr. Sub. Notes		7.00	3/1/14	826,000		**805,350**
Diversified Financial Services—9.2%						
Chevy Chase Bank, Sub. Notes		6.88	12/1/13	2,365,000		2,187,625
Ford Motor Credit, Sr. Unscd. Notes		7.38	10/28/09	4,980,000		4,537,029
Ford Motor Credit, Sr. Unscd. Notes		8.00	12/15/16	920,000		669,542
Ford Motor Credit, Sr. Unscd. Notes		8.63	11/1/10	1,135,000		963,302
GMAC, Sr. Unsub. Notes	EUR	5.38	6/6/11	1,000,000	c	1,040,322
GMAC, Sr. Unscd. Notes		5.63	5/15/09	235,000	a	217,630
GMAC, Sr. Unscd. Notes		7.00	2/1/12	805,000		559,963
GMAC, Sr. Unscd. Notes		7.75	1/19/10	2,215,000		1,894,755
GMAC, Sr. Unscd. Notes		8.00	11/1/31	1,190,000		775,719
HUB International Holdings, Sr. Sub. Notes		10.25	6/15/15	2,580,000	b	2,128,500
Intelsat Jackson, Gtd. Notes		11.25	6/15/16	3,855,000		3,922,462
LVB Acquisition Merger, Gtd. Bonds		11.63	10/15/17	3,773,000	a,b	4,018,245
Lyondell Basell Industries, Sr. Scd. Notes		8.38	8/15/15	1,760,000	b	1,126,400
UCI Holdco, Sr. Unscd. Notes		10.30	12/15/13	743,737	d	635,895
						24,677,389
Diversified Metals & Mining—2.1%						
Arch Western Finance, Sr. Scd. Notes		6.75	7/1/13	750,000	d	738,750
CSN Islands IX, Gtd. Notes		10.50	1/15/15	1,500,000	b,d	1,755,000
Freeport-McMoRan Cooper & Gold, Sr. Unscd. Notes		8.25	4/1/15	2,300,000		2,421,003

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Diversified Metals & Mining (continued)				
Peabody Energy, Gtd. Notes, Ser. B	6.88	3/15/13	805,000 [a]	811,037
				5,725,790
Electric Utilities—9.6%				
AES, Sr. Unscd. Notes	7.75	10/15/15	2,025,000 [a]	2,004,750
AES, Sr. Unscd. Notes	8.00	10/15/17	300,000	295,500
Edison Mission Energy, Sr. Unscd. Notes	7.00	5/15/17	200,000	188,000
Edison Mission Energy, Sr. Unscd. Notes	7.50	6/15/13	3,125,000	3,117,188
Energy Future Holdings, Gtd. Notes	10.88	11/1/17	6,960,000 [b]	7,064,400
Ipalco Enterprises, Sr. Scd. Notes	7.25	4/1/16	550,000 [b]	544,500
Mirant Americas Generation, Sr. Unscd. Notes	8.30	5/1/11	1,625,000	1,685,938
Mirant North America, Gtd. Notes	7.38	12/31/13	2,315,000	2,306,319
Nevada Power, Mortgage Notes, Ser. A	8.25	6/1/11	1,321,000	1,426,939
NRG Energy, Gtd. Notes	7.25	2/1/14	1,050,000	1,005,375
NRG Energy, Gtd. Notes	7.38	1/15/17	1,245,000	1,179,638
Reliant Energy, Sr. Unscd. Notes	7.63	6/15/14	2,985,000 [a]	2,925,300
Sierra Pacific Resources, Sr. Unscd. Notes	8.63	3/15/14	1,910,000	2,011,832
				25,755,679
Environmental Control—1.0%				
Allied Waste North America, Sr. Scd. Notes	6.88	6/1/17	2,155,000 [a]	2,117,288
WCA Waste, Gtd. Notes	9.25	6/15/14	625,000	629,688
				2,746,976

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Food & Beverages—2.0%				
Dean Foods, Gtd. Notes	7.00	6/1/16	750,000	654,375
Del Monte, Gtd. Notes	8.63	12/15/12	1,031,000 [d]	1,051,620
Smithfield Foods, Sr. Unscd. Notes, Ser. B	7.75	5/15/13	700,000	621,250
Smithfield Foods, Sr. Unscd. Notes	7.75	7/1/17	750,000	626,250
Stater Brothers Holdings, Gtd. Notes	8.13	6/15/12	2,515,000	2,540,150
				5,493,645
Health Care—6.9%				
Bausch & Lomb, Sr. Unscd. Notes	9.88	11/1/15	2,530,000 [a,b]	2,548,975
Community Health Systems, Gtd. Notes	8.88	7/15/15	1,395,000	1,410,694
Davita, Gtd. Notes	6.63	3/15/13	500,000	482,500
Hanger Orthopedic Group, Gtd. Notes	10.25	6/1/14	555,000	573,037
HCA, Sr. Unscd. Notes	6.30	10/1/12	7,830,000	7,066,575
HCA, Sr. Unscd. Notes	6.50	2/15/16	1,450,000	1,214,375
HCA, Sr. Unscd. Notes	8.75	9/1/10	854,000	868,945
HCA, Sr. Scd. Notes	9.13	11/15/14	350,000	358,750
HCA, Sr. Scd. Notes	9.25	11/15/16	1,300,000	1,342,250
Idearc, Gtd. Notes	8.00	11/15/16	2,330,000	1,476,638
Psychiatric Solutions, Gtd. Notes	7.75	7/15/15	630,000	626,850
Tenet Healthcare, Sr. Unscd. Notes	6.38	12/1/11	645,000	620,813
				18,590,402

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Holding Companies—1.4%				
Kansas City Southern Railway, Gtd. Notes	7.50	6/15/09	600,000	609,000
Leucadia National, Sr. Unscd. Notes	7.13	3/15/17	2,315,000	2,222,400
Stena, Sr. Notes	7.50	11/1/13	1,001,000	992,241
				3,823,641
Lodging & Entertainment—6.3%				
AMC Entertainment, Sr. Sub. Notes	8.00	3/1/14	630,000	562,275
Cinemark, Sr. Discount Notes	9.34	3/15/14	2,125,000 [e]	2,029,375
Gaylord Entertainment, Gtd. Notes	8.00	11/15/13	900,000	868,500
Isle of Capri Casinos, Gtd. Notes	7.00	3/1/14	1,240,000 [a]	880,400
Marquee Holdings, Sr. Discount Notes	9.51	8/15/14	610,000 [e]	481,900
MGM Mirage, Gtd. Notes	7.63	1/15/17	775,000	641,312
MGM Mirage, Gtd. Notes	8.38	2/1/11	2,120,000	2,056,400
MGM Mirage, Gtd. Notes	8.50	9/15/10	470,700	467,170
Mohegan Tribal Gaming, Gtd. Notes	6.38	7/15/09	1,723,000	1,714,385
Pinnacle Entertainment, Gtd. Notes	8.75	10/1/13	580,000	582,900
Pokagon Gaming Authority, Sr. Notes	10.38	6/15/14	2,634,000 [b]	2,838,135
Scientific Games, Gtd. Notes	6.25	12/15/12	637,000 [a]	613,113
Seneca Gaming, Sr. Unscd. Notes, Ser. B	7.25	5/1/12	1,200,000	1,131,000
Shingle Springs Tribal Group, Sr. Notes	9.38	6/15/15	1,130,000 [b]	923,775
Speedway Motorsports, Sr. Sub. Notes	6.75	6/1/13	835,000	818,300
Trump Entertainment Resorts, Sr. Scd. Notes	8.50	6/1/15	555,000 [a]	348,262
				16,957,202

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Machinery—1.0%				
Case, Sr. Scd. Notes	7.25	1/15/16	650,000 [a]	637,000
Columbus McKinnon, Gtd. Notes	8.88	11/1/13	605,000	626,175
Douglas Dynamics, Gtd. Notes	7.75	1/15/12	835,000 [b]	720,187
Terex, Gtd. Notes	7.38	1/15/14	640,000	633,600
				2,616,962
Manufacturing—1.5%				
Bombardier, Sr. Unscd. Notes	6.30	5/1/14	1,500,000 [b]	1,440,000
Bombardier, Sr. Unscd. Notes	8.00	11/15/14	500,000 [b]	515,000
Mueller Water Products, Gtd. Notes	7.38	6/1/17	385,000	331,100
RBS Global & Rexnord, Gtd. Notes	9.50	8/1/14	1,270,000	1,231,900
RBS Global & Rexnord, Gtd. Notes	11.75	8/1/16	525,000 [a]	506,625
				4,024,625
Media—7.6%				
Cablevision Systems, Sr. Unscd. Notes, Ser. B	8.00	4/15/12	2,128,000 [d]	2,021,600
CCH I, Sr. Scd. Notes	11.00	10/1/15	2,025,000 [a]	1,511,156
CCH II, Gtd. Notes	10.25	9/15/10	4,280,000 [a]	4,162,300
CCH II, Gtd. Notes	10.25	10/1/13	815,000	739,612
CSC Holdings, Sr. Unscd. Notes, Ser. B	8.13	7/15/09	750,000	757,500
Dex Media West/Finance, Sr. Unscd. Notes, Ser. B	8.50	8/15/10	520,000 [a]	516,100
Dex Media West/Finance, Sr. Sub. Notes, Ser. B	9.88	8/15/13	3,539,000	3,193,947
Echostar DBS, Gtd. Notes	6.38	10/1/11	742,000	717,885
Echostar DBS, Gtd. Notes	7.13	2/1/16	975,000	904,312

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Media (continued)				
ION Media Networks, Sr. Sub. Notes	11.00	7/31/13	35,172 [b]	10,024
Kabel Deutschland, Sr. Scd. Notes	10.63	7/1/14	1,795,000	1,844,363
LBI Media, Sr. Sub. Notes	8.50	8/1/17	1,300,000 [b]	1,007,500
Mediacom, Sr. Unscd. Notes	9.50	1/15/13	2,225,000	2,108,188
Nexstar Broadcasting, Gtd. Notes	7.00	1/15/14	410,000	358,750
Nexstar Finance Holdings, Sr. Discount Notes	11.38	4/1/13	611,057 [e]	589,670
				20,442,907
Oil & Gas—4.9%				
Chesapeake Energy, Gtd. Notes	7.00	8/15/14	1,240,000	1,221,400
Chesapeake Energy, Gtd. Notes	7.50	6/15/14	775,000	773,062
Cimarex Energy Gtd. Notes	7.13	5/1/17	1,610,000	1,589,875
Dynegy Holdings, Sr. Unscd. Notes	8.38	5/1/16	2,435,000 [a]	2,374,125
Dynegy Holdings, Sr. Unscd. Notes	8.75	2/15/12	270,000	275,400
Range Resources, Gtd. Notes	7.25	5/1/18	115,000 [a]	114,713
Whiting Petroleum, Gtd. Notes	7.25	5/1/13	2,000,000	1,995,000
Williams Cos., Sr. Unscd. Notes	4.70	10/1/10	2,375,000 [b,d]	2,315,625
Williams Cos., Sr. Unscd. Notes	7.13	9/1/11	250,000	260,000
Williams Cos., Sr. Unscd. Notes	7.63	7/15/19	975,000	1,028,625
Williams Cos., Sr. Unscd. Notes	7.88	9/1/21	1,170,000	1,246,050
				13,193,875

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Packaging & Containers—4.5%				
Crown Americas, Gtd. Notes	7.63	11/15/13	249,000	249,622
Crown Americas, Gtd. Notes	7.75	11/15/15	3,835,000	3,854,175
Jefferson Smurfit, Sr. Unscd. Notes	8.25	10/1/12	500,000	438,750
Norampac, Gtd. Notes	6.75	6/1/13	2,380,000 [a]	2,011,100
Owens Brockway Glass Container, Gtd. Notes	6.75	12/1/14	519,000	521,595
Owens Brockway Glass Container, Gtd. Notes	8.25	5/15/13	515,000	530,450
Plastipak Holdings, Sr. Notes	8.50	12/15/15	1,700,000 [b]	1,581,000
Smurfit-Stone Container, Sr. Unscd. Notes	8.00	3/15/17	2,125,000 [a]	1,710,625
Smurfit-Stone Container, Sr. Unscd. Notes	8.38	7/1/12	1,365,000	1,204,613
				12,101,930
Paper & Forest Products—3.2%				
Georgia-Pacific, Gtd. Notes	7.00	1/15/15	2,210,000 [b]	2,088,450
Newpage, Gtd. Notes	12.00	5/1/13	2,670,000 [a]	2,710,050
Verso Paper, Gtd. Notes, Ser. B	11.38	8/1/16	3,870,000	3,686,175
				8,484,675
Real Estate Investment Trusts—1.4%				
B.F. Saul REIT, Sr. Scd. Notes	7.50	3/1/14	1,185,000	1,030,950
Host Hotels & Resorts, Sr. Scd. Notes, Ser. M	7.00	8/15/12	2,500,000	2,375,000
Realogy, Gtd. Notes	12.38	4/15/15	530,000 [a]	262,350
				3,668,300

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Retail—3.6%					
Amerigas Partners, Sr. Unscd. Notes		7.25	5/20/15	1,245,000	1,170,300
Central European Distribution, Sr. Scd. Bonds	EUR	8.00	7/25/12	500,000 [b,c]	771,483
Invista, Sr. Unscd. Notes		9.25	5/1/12	3,710,000 [b]	3,812,025
Levi Strauss & Co., Sr. Unsub. Notes		9.75	1/15/15	1,350,000	1,363,500
Neiman Marcus Group, Gtd. Notes		9.00	10/15/15	665,000	660,012
Neiman Marcus Group, Gtd. Notes		10.38	10/15/15	947,000 [a]	951,735
Rite Aid, Gtd. Notes		9.38	12/15/15	895,000	604,125
Rite Aid, Gtd. Notes		10.38	7/1/16	320,000	289,882
					9,623,062
Special Purpose Entity—.3%					
Smurfit Kappa Funding, Sr. Sub. Notes		7.75	4/1/15	999,000	**914,085**
Specialty Steel—.4%					
Steel Dynamics, Sr. Notes		7.38	11/1/12	1,200,000 [b]	**1,206,000**
Technology—3.7%					
Amkor Technologies, Gtd. Notes		9.25	6/1/16	750,000	718,125
Belden, Sr. Sub. Notes		7.00	3/15/17	500,000	482,500
Ceridian, Sr. Unscd. Notes		11.25	11/15/15	4,645,000 [b]	4,226,950
First Data, Gtd. Notes		9.88	9/24/15	1,500,000 [b]	1,306,875
Freescale Semiconductor, Gtd. Notes		8.88	12/15/14	1,285,000	1,050,488
Sungard Data Systems, Gtd. Notes		10.25	8/15/15	2,100,000	2,121,000
					9,905,938

Bonds and Notes (continued)		Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications—9.8%					
Alltel, Sr. Unscd. Notes		7.00	7/1/12	3,560,000	3,649,000
Centennial Cellular Operating, Gtd. Notes		10.13	6/15/13	815,000	843,525
Centennial Communication, Sr. Unscd. Notes		10.00	1/1/13	674,000 [a]	687,480
Centennial Communications, Sr. Unscd. Notes		8.13	2/1/14	600,000 [a,d]	597,000
Citizens Communications, Sr. Unscd. Notes		6.25	1/15/13	740,000	690,050
Cricket Communications I, Gtd. Notes		9.38	11/1/14	740,000 [a]	715,950
Digicel Group, Sr. Unscd. Notes		8.88	1/15/15	1,335,000 [a,b]	1,263,244
Digicel Group, Sr. Unscd. Notes		9.13	1/15/15	1,712,000 [a,b]	1,619,980
General Cable, Gtd. Notes		7.13	4/1/17	1,330,000	1,273,475
Intelsat, Sr. Unscd. Notes		6.50	11/1/13	3,710,000 [a]	2,629,462
Intelsat, Sr. Unscd. Notes		7.63	4/15/12	1,565,000	1,259,825
MetroPCS Wireless, Gtd. Notes		9.25	11/1/14	1,475,000	1,427,062
Nordic Telephone Holdings, Sr. Scd. Notes	EUR	8.25	5/1/16	1,175,000 [b,c]	1,692,737
Nordic Telephone Holdings, Sr. Scd. Bonds		8.88	5/1/16	300,000 [b]	295,500
Qwest, Sr. Unscd. Notes		6.03	6/15/13	367,000 [d]	352,320
Qwest, Bank Note, Ser. B		6.95	6/30/10	375,000 [d]	378,750
Qwest, Bank Note, Ser. B		6.95	6/30/10	477,000 [d]	481,770
Qwest, Sr. Unscd. Notes		7.50	10/1/14	650,000	628,875
Qwest, Sr. Unscd. Notes		7.88	9/1/11	440,000	442,200

Bonds and Notes (continued)	Coupon Rate (%)	Maturity Date	Principal Amount ($)	Value ($)
Telecommunications (continued)				
Sprint Capital, Gtd. Notes	6.88	11/15/28	950,000	792,846
US Unwired, Scd. Notes, Ser. B	10.00	6/15/12	2,149,000 [a]	2,197,395
Wind Acquisition Finance, Sr. Scd. Bonds	10.75	12/1/15	500,000 [b]	527,500
Windstream, Gtd. Notes	8.13	8/1/13	1,919,000	1,923,797
				26,369,743
Transportation–.3%				
Kansas City Southern of Mexico, Sr. Unsub. Notes	7.63	12/1/13	825,000	**804,375**
Total Bonds and Notes (cost $258,156,018)				**245,643,700**

Preferred Stocks–.4%	Shares	Value ($)
Media		
Spanish Broadcasting System, Ser. B, Cum. $107.5 (cost $1,557,951)	1,482	**967,015**

Common Stocks–.4%	Shares	Value ($)
Cable & Media–.0%		
Time Warner Cable, Cl. A	8 [f]	**212**
Computers–.1%		
Sinclair Broadcast Group, Cl. A	39,736 [f]	**301,994**
Electric Utilities–.1%		
Mirant	9,276 [a,f]	**363,155**
Telecommunications–.2%		
Above Net	4,952 [f]	321,880
Above Net (warrants 9/8/2008)	621 [f]	27,945
Above Net (warrants 9/8/2010)	279 [f]	11,439
		361,264
Total Common Stocks (cost $755,746)		**1,026,625**

Other Investment—6.8%	Shares	Value ($)
Registered Investment Company;		
Dreyfus Institutional Preferred Plus Money Market Fund (cost $18,407,000)	18,407,000 [g]	**18,407,000**

Investment of Cash Collateral for Securities Loaned—11.0%		
Registered Investment Company;		
Dreyfus Institutional Cash Advantage Fund (cost $29,580,795)	29,580,795 [g]	**29,580,795**

Total Investments (cost $308,457,510)	**110.0%**	**295,625,135**
Liabilities, Less Cash and Receivables	**(10.0%)**	**(26,967,100)**
Net Assets	**100.0%**	**268,658,035**

a *All or a portion of these securities are on loan. At June 30, 2008, the total market value of the fund's securities on loan is $27,948,835 and the total market value of the collateral held by the fund is $29,799,195 consisting of $29,580,795 of cash collateral and U.S. Government and agencies securities valued at $218,400.*

b *Securities exempt from registration under Rule 144A of the Securities Act of 1933. These securities may be resold in transactions exempt from registration, normally to qualified institutional buyers. At June 30, 2008, these securities amounted to $52,954,731 or 19.7% of net assets.*

c *Principal amount stated in U.S. Dollars unless otherwise noted.*
EUR—Euro

d *Variable rate security—interest rate subject to periodic change.*

e *Zero coupon until a specified date at which time the stated coupon rate becomes effective until maturity.*

f *Non-income producing security.*

g *Investment in affiliated money market mutual fund.*

Portfolio Summary (Unaudited)†

	Value (%)		Value (%)
Corporate Bonds	91.0	Preferred Stocks	.4
Money Market Investments	17.8	Common Stocks	.4
Asset/Mortgage-Backed	.4		**110.0**

† *Based on net assets.*

See notes to financial statements.

STATEMENT OF ASSETS AND LIABILITIES

June 30, 2008 (Unaudited)

	Cost	Value
Assets ($):		
Investments in securities—See Statement of Investments (including securities on loan, valued at $27,948,835)—Note 1(c):		
Unaffiliated issuers	260,469,715	247,637,340
Affiliated issuers	47,987,795	47,987,795
Cash denominated in foreign currencies	157,799	161,139
Dividends and interest receivable		5,247,808
Receivable for investment securities sold		953,293
Receivable for shares of Beneficial Interest subscribed		405,018
Prepaid expenses		21,269
		302,413,662
Liabilities ($):		
Due to The Dreyfus Corporation and affiliates—Note 3(b)		245,902
Cash overdraft due to Custodian		962,916
Liability for securities on loan—Note 1(c)		29,580,795
Payable for investment securities purchased		2,463,091
Payable for shares of Beneficial Interest redeemed		405,683
Unrealized depreciation on forward currency exchange contracts—Note 4		97,240
		33,755,627
Net Assets ($)		**268,658,035**
Composition of Net Assets ($):		
Paid-in capital		730,784,724
Accumulated distributions in excess of investment income—net		(662,006)
Accumulated net realized gain (loss) on investments		(448,539,346)
Accumulated net unrealized appreciation (depreciation) on investments and foreign currency transactions		(12,925,337)
Net Assets ($)		**268,658,035**

Net Asset Value Per Share

	Class A	Class B	Class C	Class I
Net Assets ($)	155,354,038	28,585,802	48,803,137	35,915,058
Shares Outstanding	23,590,548	4,336,533	7,401,708	5,451,678
Net Asset Value Per Share ($)	**6.59**	**6.59**	**6.59**	**6.59**

See notes to financial statements.

STATEMENT OF OPERATIONS

Six Months Ended June 30, 2008 (Unaudited)

Investment Income ($):	
Income:	
Interest	10,862,838
Income from securities lending	129,207
Dividends:	
Unaffiliated issuers	87,606
Affiliated issuers	112,828
Total Income	**11,192,479**
Expenses:	
Management fee—Note 3(a)	925,043
Distribution fees and service fees—Note 3(b)	576,328
Trustees' fees—Note 3(a)	10,205
Total Expenses	**1,511,576**
Less-Trustees' fees reimbursed by the Manager—Note 3(a)	(10,205)
Net Expenses	**1,501,371**
Investment Income-Net	**9,691,108**
Realized and Unrealized Gain (Loss) on Investments—Note 4 ($):	
Net realized gain (loss) on investments and foreign currency transactions	(6,250,394)
Net realized gain (loss) on swap transactions	(27,953)
Net realized gain (loss) on forward currency exchange contracts	(360,478)
Net Realized Gain (Loss)	**(6,638,825)**
Net unrealized appreciation (depreciation) on investments, swap transactions and foreign currency transactions	(6,650,267)
Net Realized and Unrealized Gain (Loss) on Investments	**(13,289,092)**
Net (Decrease) in Net Assets Resulting from Operations	**(3,597,984)**

See notes to financial statements.

STATEMENT OF CHANGES IN NET ASSETS

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Operations ($):		
Investment income—net	9,691,108	20,949,349
Net realized gain (loss) on investments	(6,638,825)	(4,495,082)
Net unrealized appreciation (depreciation) on investments	(6,650,267)	(11,353,579)
Net Increase (Decrease) in Net Assets Resulting from Operations	**(3,597,984)**	**5,100,688**
Dividends to Shareholders from ($):		
Investment income—net:		
Class A Shares	(6,435,808)	(13,922,341)
Class B Shares	(1,206,841)	(3,561,162)
Class C Shares	(1,786,629)	(3,977,856)
Class I Shares	(753,906)	(1,317,667)
Total Dividends	**(10,183,184)**	**(22,779,026)**
Beneficial Interest Transactions ($):		
Net proceeds from shares sold:		
Class A Shares	15,961,711	22,371,989
Class B Shares	159,409	551,723
Class C Shares	2,127,119	4,606,504
Class I Shares	22,453,556	8,226,009
Dividends reinvested:		
Class A Shares	3,597,933	7,383,384
Class B Shares	684,498	1,862,672
Class C Shares	746,245	1,617,711
Class I Shares	668,698	1,285,311
Cost of shares redeemed:		
Class A Shares	(25,504,260)	(51,863,201)
Class B Shares	(10,426,258)	(27,684,167)
Class C Shares	(4,796,154)	(15,258,190)
Class I Shares	(3,239,983)	(9,133,542)
Increase (Decrease) in Net Assets from Beneficial Interest Transactions	**2,432,514**	**(56,033,797)**
Total Increase (Decrease) in Net Assets	**(11,348,654)**	**(73,712,135)**
Net Assets ($):		
Beginning of Period	280,006,689	353,718,824
End of Period	**268,658,035**	**280,006,689**
Distributions in excess of investment Income—net	(662,006)	(169,930)

	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]
Capital Share Transactions:		
Class A[b]		
Shares sold	2,372,615	3,102,079
Shares issued for dividends reinvested	537,156	1,030,483
Shares redeemed	(3,803,749)	(7,218,058)
Net Increase (Decrease) in Shares Outstanding	**(893,978)**	**(3,085,496)**
Class B[b]		
Shares sold	23,090	76,165
Shares issued for dividends reinvested	102,079	258,768
Shares redeemed	(1,546,954)	(3,821,909)
Net Increase (Decrease) in Shares Outstanding	**(1,421,785)**	**(3,486,976)**
Class C		
Shares sold	315,484	637,961
Shares issued for dividends reinvested	111,303	225,125
Shares redeemed	(716,006)	(2,127,924)
Net Increase (Decrease) in Shares Outstanding	**(289,219)**	**(1,264,838)**
Class I		
Shares sold	3,326,261	1,147,277
Shares issued for dividends reinvested	99,828	178,834
Shares redeemed	(482,688)	(1,280,725)
Net Increase (Decrease) in Shares Outstanding	**2,943,401**	**45,386**

[a] *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

[b] *During the period ended June 30, 2008, 447,860 Class B shares representing $3,021,313, were automatically converted to 448,389 Class A shares and during the period ended December 31, 2007, 1,205,939 Class B shares representing $8,746,306 were automatically converted to 1,207,249 Class A shares.*

See notes to financial statements.

FINANCIAL HIGHLIGHTS

The following tables describe the performance for each share class for the fiscal periods indicated. All information (except portfolio turnover rate) reflects financial results for a single fund share. Total return shows how much your investment in the fund would have increased (or decreased) during each period, assuming you had reinvested all dividends and distributions. These figures have been derived from the fund's financial statements.

Class A Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004[a]	2003
Per Share Data ($):						
Net asset value, beginning of period	6.92	7.33	7.24	7.65	7.43	6.28
Investment Operations:						
Investment income—net[b]	.25	.49	.49	.51	.52	.63
Net realized and unrealized gain (loss) on investments	(.32)	(.37)	.14	(.36)	.23	1.17
Total from Investment Operations	(.07)	.12	.63	.15	.75	1.80
Distributions:						
Dividends from investment income—net	(.26)	(.53)	(.54)	(.56)	(.53)	(.65)
Net asset value, end of period	6.59	6.92	7.33	7.24	7.65	7.43
Total Return (%)[c]	(.95)[d]	2.03	8.66	2.22	10.44	29.87
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.95[e]	.96	.95	.95	.95	.97
Ratio of net expenses to average net assets	.95[e,f]	.95	.95	.95	.95	.97
Ratio of net investment income to average net assets	7.52[e]	6.78	6.76	6.93	7.00	8.87
Portfolio Turnover Rate	27.94[d]	50.65	29.98	40.57	129.27	235.42
Net Assets, end of period ($ x 1,000)	155,354	169,453	202,098	236,421	286,342	191,270

a *As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.*

b *Based on average shares outstanding at each month end.*

c *Exclusive of sales charge.*

d *Not annualized.*

e *Annualized.*

f *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

Class B Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004[a]	2003
Per Share Data ($):						
Net asset value, beginning of period	6.93	7.34	7.24	7.65	7.43	6.28
Investment Operations:						
Investment income—net[b]	.23	.45	.45	.46	.47	.59
Net realized and unrealized gain (loss) on investments	(.32)	(.37)	.16	(.35)	.25	1.18
Total from Investment Operations	(.09)	.08	.61	.11	.72	1.77
Distributions:						
Dividends from investment income—net	(.25)	(.49)	(.51)	(.52)	(.50)	(.62)
Net asset value, end of period	6.59	6.93	7.34	7.24	7.65	7.43
Total Return (%)[c]	(1.34)[d]	1.53	8.12	1.73	10.06	29.25
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.45[e]	1.46	1.45	1.45	1.45	1.47
Ratio of net expenses to average net assets	1.45[e,f]	1.45	1.45	1.45	1.45	1.47
Ratio of net investment income to average net assets	7.02[e]	6.24	6.25	6.36	6.50	8.46
Portfolio Turnover Rate	27.94[d]	50.65	29.98	40.57	129.27	235.42
Net Assets, end of period ($ x 1,000)	28,586	39,892	67,834	96,334	167,756	239,015

a *As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.*

b *Based on average shares outstanding at each month end.*

c *Exclusive of sales charge.*

d *Not annualized.*

e *Annualized.*

f *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

Class C Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007	2006	2005	2004[a]	2003
Per Share Data ($):						
Net asset value, beginning of period	6.93	7.34	7.24	7.65	7.43	6.28
Investment Operations:						
Investment income—net[b]	.23	.43	.43	.45	.46	.57
Net realized and unrealized gain (loss) on investments	(.33)	(.36)	.16	(.36)	.24	1.18
Total from Investment Operations	(.10)	.07	.59	.09	.70	1.75
Distributions:						
Dividends from investment income—net	(.24)	(.48)	(.49)	(.50)	(.48)	(.60)
Net asset value, end of period	6.59	6.93	7.34	7.24	7.65	7.43
Total Return (%)[c]	(1.47)[d]	1.28	7.85	1.48	9.63	29.10
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	1.70[e]	1.71	1.70	1.70	1.70	1.72
Ratio of net expenses to average net assets	1.70[e,f]	1.70	1.70	1.70	1.70	1.72
Ratio of net investment income to average net assets	6.77[e]	6.02	6.01	6.14	6.26	8.15
Portfolio Turnover Rate	27.94[d]	50.65	29.98	40.57	129.27	235.42
Net Assets, end of period ($ x 1,000)	48,803	53,294	65,728	74,770	115,309	86,479

a *As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.*

b *Based on average shares outstanding at each month end.*

c *Exclusive of sales charge.*

d *Not annualized.*

e *Annualized.*

f *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

Class I Shares	Six Months Ended June 30, 2008 (Unaudited)	Year Ended December 31, 2007[a]	2006	2005	2004[b]	2003
Per Share Data ($):						
Net asset value, beginning of period	6.92	7.33	7.24	7.65	7.43	6.27
Investment Operations:						
Investment income—net[c]	.25	.52	.51	.53	.52	.67
Net realized and unrealized gain (loss) on investments	(.31)	(.38)	.14	(.36)	.25	1.16
Total from Investment Operations	(.06)	.14	.65	.17	.77	1.83
Distributions:						
Dividends from investment income—net	(.27)	(.55)	(.56)	(.58)	(.55)	(.67)
Net asset value, end of period	6.59	6.92	7.33	7.24	7.65	7.43
Total Return (%)	(.84)[d]	2.29	8.92	2.34	10.87	30.15
Ratios/Supplemental Data (%):						
Ratio of total expenses to average net assets	.70[e]	.71	.70	.70	.70	.72
Ratio of net expenses to average net assets	.70[e,f]	.70	.70	.70	.70	.72
Ratio of net investment income to average net assets	7.78[e]	7.01	7.01	7.18	7.31	9.26
Portfolio Turnover Rate	27.94[d]	50.65	29.98	40.57	129.27	235.42
Net Assets, end of period ($ x 1,000)	35,915	17,368	18,059	18,595	21,714	1,283

a *Effective June 1, 2007, Class R shares were redesignated as Class I shares.*

b *As of January 1, 2004, the fund has adopted the method of accounting for interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. These interim payments are reflected within net realized and unrealized gain (loss) on swap contracts, however, prior to January 1, 2004, these interim payments were reflected within interest income/expense in the Statement of Operations. The effect of this change for the fiscal year ended December 31, 2004, was to increase net investment income per share by less than $.01, decrease net realized and unrealized gain (loss) on investments per share by less than $.01 and had no effect on the ratio of net investment income to average net assets.*

c *Based on average shares outstanding at each month end.*

d *Not annualized.*

e *Annualized.*

f *Expense waivers and/or reimbursements amounted to less than .01%.*

See notes to financial statements.

NOTE 1–Significant Accounting Policies:

Dreyfus Premier Limited Term High Yield Fund (the "fund") is a separate diversified series of The Dreyfus/Laurel Funds Trust (the "Trust") which is registered under the Investment Company Act of 1940, as amended (the "Act"), as an open-end management investment company and operates as a series company currently offering seven series, including the fund. The fund's investment objective is to seek to maximize total return, consisting of capital appreciation and current income. The Dreyfus Corporation (the "Manager" or "Dreyfus"), a wholly-owned subsidiary of The Bank of New York Mellon Corporation ("BNY Mellon"), serves as the fund's investment manager.

MBSC Securities Corporation (the "Distributor"), a wholly-owned subsidiary of the Manager, is the distributor of the fund's shares. The fund is authorized to issue an unlimited number of shares of Beneficial Interest in each of the following classes of shares: Class A, Class B, Class C and Class I. Class A, Class B and Class C shares are sold primarily to retail investors through financial intermediaries and bear a distribution fee and/or service fee. Class A shares are sold with a front-end sales charge, while Class B and Class C shares are subject to a contingent deferred sales charge ("CDSC"). Class B shares automatically convert to Class A shares after six years. The fund does not offer Class B shares, except in connection with dividend reinvestment and permitted exchanges of Class B shares. Class I shares are sold primarily to bank trust departments and other financial service providers (including Mellon Bank, N.A. ("Mellon Bank"), a subsidiary of BNY Mellon and a Dreyfus affiliate) acting on behalf of customers having a qualified trust or investment account or relationship at such institution, and bear no distribution or service fees. Class I shares are offered without a front-end sales charge or CDSC. Each class of shares has identical rights and privileges, except with respect to distribution, service fees and voting rights on matters affecting a single class. Income, expenses (other than expenses attributable to a specific class), and realized and unrealized gains or losses on investments are allocated to each class of shares based on its relative net assets.

The fund's financial statements are prepared in accordance with U.S. generally accepted accounting principles, which may require the use of management estimates and assumptions. Actual results could differ from those estimates.

(a) Portfolio valuation: Investments in securities excluding short-term investments (other than U.S. Treasury Bills), financial futures, options, swaps and forward currency exchange contracts are valued each business day by an independent pricing service (the "Service") approved by the Board of Trustees. Investments for which quoted bid prices are readily available and are representative of the bid side of the market in the judgment of the Service are valued at the mean between the quoted bid prices (as obtained by the Service from dealers in such securities) and asked prices (as calculated by the Service based upon its evaluation of the market for such securities). Other investments (which constitute a majority of the portfolio securities) are valued as determined by the Service, based on methods which include consideration of: yields or prices of securities of comparable quality, coupon, maturity and type; indications as to values from dealers; and general market conditions. Restricted securities, as well as securities or other assets for which recent market quotations are not readily available and are not valued by a pricing service approved by the Board of Trustees, or are determined by the fund not to reflect accurately fair value are valued at fair value as determined in good faith under the direction of the Board of Trustees. The factors that may be considered when fair valuing a security include fundamental analytical data, the nature and duration of restrictions on disposition, an evaluation of the forces that influence the market in which the securities are purchased and sold and public trading in similar securities of the issuer or comparable issuers. Short-term investments, excluding U.S. Treasury Bills, are carried at amortized cost, which approximates value. Registered open-end investment companies that are not traded on an exchange are valued at their net asset value. Financial futures and options, which are traded on an exchange, are valued at the last sales price on the securities exchange on which such

securities are primarily traded or at the last sales price on the national securities market on each business day. Options traded over-the-counter are priced at the mean between the bid and asked price. Investments denominated in foreign currencies are translated to U.S. dollars at the prevailing rates of exchange. Forward currency exchange contracts are valued at the forward rate. Investments in swap transactions are valued each business day by an independent pricing service approved by the Board of Trustees. Swaps are valued by the service by using a swap pricing model which incorporates among other factors, default probabilities, recovery rates, credit curves of the underlying issuer and swap spreads on interest rates.

The Financial Accounting Standards Board ("FASB") released Statement of Financial Accounting Standards No. 157 "Fair Value Measurements" ("FAS 157"). FAS 157 establishes an authoritative definition of fair value, sets out a framework for measuring fair value, and requires additional disclosures about fair-value measurements. The application of FAS 157 is required for fiscal years beginning after November 15, 2007 and interim periods within those fiscal years.

Various inputs are used in determining the value of the fund's investments relating to FAS 157.

These inputs are summarized in the three broad levels listed below.

Level 1—quoted prices in active markets for identical securities.

Level 2—other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment speeds, credit risk, etc.).

Level 3—significant unobservable inputs (including fund's own assumptions in determining the fair value of investments).

The inputs or methodology used for valuing securities are not necessarily an indication of the risk associated with investing in those securities.

The following is a summary of the inputs used as of June 30, 2008 in valuing the fund's investments carried at fair value:

Valuation Inputs	Investments in Securities ($)	Other Financial Instruments ($)†
Level 1–Quoted Prices	49,014,420	0
Level 2–Other Significant Observable Inputs	246,610,715	(97,240)
Level 3–Significant Unobservable Inputs	0	0
Total	**295,625,135**	**(97,240)**

† *Other financial instruments include derivative instruments such as futures, forward currency exchange contracts and swap contracts, which are valued at the unrealized appreciation (depreciation) on the instrument.*

(b) Foreign currency transactions: The fund does not isolate that portion of the results of operations resulting from changes in foreign exchange rates on investments from the fluctuations arising from changes in the market prices of securities held. Such fluctuations are included with the net realized and unrealized gain or loss on investments.

Net realized foreign exchange gains or losses arise from sales and maturities of short-term securities, sales of foreign currencies, currency gains or losses realized on securities transactions and the difference between the amounts of dividends, interest and foreign withholding taxes recorded on the fund's books and the U.S. dollar equivalent of the amounts actually received or paid. Net unrealized foreign exchange gains and losses arise from changes in the value of assets and liabilities other than investments in securities, resulting from changes in exchange rates. Such gains and losses are included with net realized and unrealized gain or loss on investments.

(c) Securities transactions and investment income: Securities transactions are recorded on a trade date basis. Realized gains and losses from securities transactions are recorded on the identified cost basis.

Dividend income is recognized on the ex-dividend date and interest income, including, where applicable, accretion of discount and amortization of premium on investments, is recognized on the accrual basis.

Pursuant to a securities lending agreement with Mellon Bank, the fund may lend securities to qualified institutions. It is the fund's policy, that at origination, all loans are secured by collateral of at least 102% of the value of U.S. securities loaned and 105% of the value of foreign securities loaned. Collateral equivalent to at least 100% of the market value of securities on loan is maintained at all times. Collateral is either in the form of cash, which can be invested in certain money market mutual funds managed by the Manager, U.S. Government and Agency securities or Letters of Credit. The fund is entitled to receive all income on securities loaned, in addition to income earned as a result of the lending transaction. Although each security loaned is fully collateralized, the fund bears the risk of delay in recovery of, or loss of rights in, the securities loaned should a borrower fail to return the securities in a timely manner. During the period ended June 30, 2008, Mellon Bank earned $69,573 from lending fund portfolio securities, pursuant to the securities lending agreement.

(d) Affiliated issuers: Investments in other investment companies advised by the Manager are defined as "affiliated" in the Act.

(e) Concentration of Risk: The fund invests primarily in debt securities. Failure of an issuer of the debt securities to make timely interest or principal payments, or a decline or the perception of a decline in the credit quality of a debt security, can cause the debt security's price to fall, potentially lowering the fund's share price. High yield ("junk") bonds involve greater credit risk, including the risk of default, than investment grade bonds, and are considered predominantly speculative with respect to the issuer's continuing ability to make principal and interest payments. In addition, the value of debt securities may decline due to general market conditions that are not specifically related to a particular company, such as real or perceived adverse eco-

nomic conditions, changes in outlook for corporate earnings, changes in interest or currency rates or adverse investor sentiment. They may also decline because of factors that affect a particular industry.

(f) Dividends to shareholders: It is the policy of the fund to declare dividends daily from investment income-net. Such dividends are paid monthly. Dividends from net realized capital gains, if any, are normally declared and paid annually, but the fund may make distributions on a more frequent basis to comply with the distribution requirements of the Internal Revenue Code of 1986, as amended (the "Code"). To the extent that net realized capital gains can be offset by capital loss carryovers, it is the policy of the fund not to distribute such gains. Income and capital gain distributions are determined in accordance with income tax regulations, which may differ from U.S. generally accepted accounting principles.

(g) Federal income taxes: It is the policy of the fund to continue to qualify as a regulated investment company, if such qualification is in the best interests of its shareholders, by complying with the applicable provisions of the Code, and to make distributions of taxable income sufficient to relieve it from substantially all federal income and excise taxes.

During the current year, the fund adopted FASB Interpretation No. 48 "Accounting for Uncertainty in Income Taxes" ("FIN 48"). FIN 48 provides guidance for how uncertain tax positions should be recognized, measured, presented and disclosed in the financial statements. FIN 48 requires the evaluation of tax positions taken or expected to be taken in the course of preparing the fund's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax expense in the current year. The adoption of FIN 48 had no impact on the operations of the fund for the period ended June 30, 2008.

As of and during the period ended June 30, 2008, the fund did not have any liabilities for any unrecognized tax benefits. The fund recognizes interest and penalties, if any, related to unrecognized tax benefits as income tax expense in the Statement of Operations. During the period, the fund did not incur any interest or penalties.

Each of the tax years in the three-year period ended December 31, 2007, remains subject to examination by the Internal Revenue Service and state taxing authorities.

The fund has an unused capital loss carryover of $438,156,194 available for federal income tax purposes to be applied against future net securities profits, if any, realized subsequent to December 31, 2007. If not applied, $53,989,658 of carryover expires in fiscal 2008, $161,394,992 expires in fiscal 2009, $138,776,715 expires in fiscal 2010, $72,493,638 expires in fiscal 2011, $6,851,219 expires in fiscal 2013 and $4,649,972 expires in fiscal 2015. Based on certain provisions in the Internal Revenue Code, various limitations regarding the future utilization of these carry forwards, brought as a result of the fund's merger with the following funds may apply: Dreyfus Short Term High Yield Fund, Dreyfus Premier High Yield Securities Fund and High Yield Total Fund. It is probable that the fund will not be able to utilize most of its capital loss carryovers prior to its expiration date.

The tax character of distributions paid to shareholders during the fiscal year ended December 31, 2007 was as follows: ordinary income $22,779,026. The tax character of current year distributions will be determined at the end of the current fiscal year.

NOTE 2—Bank Lines of Credit:

Prior to May 1, 2008, the fund had the ability to borrow up to $20 million for leveraging purposes under a short-term unsecured line of credit. Effective May 1, 2008, the fund participates with other Dreyfus-managed funds in a $300 million unsecured line of credit primarily to be utilized for temporary or emergency purposes. Interest is charged to the fund based on prevailing market rates in effect at the time of borrowing. Prior

to May 1, 2008, the fund participated with other Dreyfus-managed funds in a $100 million unsecured line of credit. During the period ended June 30, 2008, the fund did not borrow under either line of credit.

NOTE 3—Investment Management Fee and Other Transactions with Affiliates:

(a) Pursuant to an Investment Management Agreement with the Manager, the Manager provides or arranges for one or more third parties and/or affiliates to provide investment advisory, administrative, custody, fund accounting and transfer agency services to the fund. The Manager also directs the investments of the fund in accordance with its investment objective, policies and limitations. For these services, the fund is contractually obligated to pay the Manager a fee, calculated daily and paid monthly, at the annual rate of .70% of the value of the fund's average daily net assets. Out of its fee, the Manager pays all of the expenses of the fund except brokerage fees, taxes, interest, commitment fees, Rule 12b-1 distribution fees and expenses, service fees and expenses of non-interested Trustees (including counsel fees) and extraordinary expenses. In addition, the Manager is required to reduce its fee in an amount equal to the fund's allocable portion of fees and expenses of the non-interested Trustees (including counsel fees). Each Trustee receives $45,000 per year, plus $6,000 for each joint Board meeting of The Dreyfus/Laurel Funds, Inc., The Dreyfus/Laurel Tax-Free Municipal Funds and the Trust (collectively, the "Dreyfus/Laurel Funds") attended, $2,000 for separate in-person committee meetings attended which are not held in conjunction with a regularly scheduled Board meeting and $1,500 for Board meetings and separate committee meetings attended that are conducted by telephone and is reimbursed for travel and out-of-pocket expenses. With respect to Board meetings, the Chairman of the Board receives an additional 25% of such compensation (with the exception of reimbursable amounts). With respect to compensation committee meetings, the Chair of the compensation committee receives $900 per meeting and, with respect to audit committee meetings prior to April 12, 2008, the Chair of the

audit committee received $1,350 per meeting. In the event that there is an in-person joint committee meeting of the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund, the $2,000 or $1,500 fee, as applicable, will be allocated between the Dreyfus/Laurel Funds and Dreyfus High Yield Strategies Fund. These fees and expenses are charged and allocated to each series based on net assets. Amounts required to be paid by the Trust directly to the non-interested Trustees, that would be applied to offset a portion of the management fee payable to the Manager, are in fact paid directly by the Manager to the non-interested Trustees.

During the period ended June 30, 2008, the Distributor retained $1,120 from commissions earned on sales of the fund's Class A shares and $59,048 and $3,509 from CDSCs on redemptions of the fund's Class B and Class C shares, respectively.

(b) Under separate Distribution Plans (the "Plans") adopted pursuant to Rule 12b-1 under the Act, Class A shares pay annually up to .25% of the value of the average daily net assets to compensate the Distributor for shareholder servicing activities and expenses primarily intended to result in the sale of Class A shares. Class B and Class C shares pay the Distributor for distributing their shares at an aggregate annual rate of .50% and .75% of the value of the average daily net assets of Class B and Class C shares, respectively. Class B and Class C shares are also subject to a service plan adopted pursuant to Rule 12b-1 (the "Service Plan"), under which Class B and Class C shares pay the Distributor for providing certain services to the holders of their shares a fee at the annual rate of .25% of the value of the average daily net assets of Class B and Class C shares. During the period ended June 30, 2008, Class A, Class B and Class C shares were charged $203,897, $81,498 and $187,638, respectively, pursuant to their respective Plans. During the period ended June 30, 2008, Class B and Class C shares were charged $40,749 and $62,546, respectively, pursuant to the Service Plan.

Under its terms, the Plans and Service Plan shall remain in effect from year to year, provided such continuance is approved annually by a vote of a majority of those Trustees who are not "interested persons" of the Trust and who have no direct or indirect financial interest in the operation of or in any agreement related to the Plans or Service Plan.

The components of "Due to The Dreyfus Corporation and affiliates" in the Statement of Assets and Liabilities consist of: management fees $153,621, Rule 12b-1 distribution plan fees $16,204 and service plan fees $76,077.

NOTE 4—Securities Transactions:

The aggregate amount of purchases and sales (including paydowns) of investment securities, excluding short-term securities, forward currency exchange contracts and swap transactions during the period ended June 30, 2008, amounted to $71,005,033 and $80,423,636, respectively.

The fund enters into forward currency exchange contracts in order to hedge its exposure to changes in foreign currency exchange rates on its foreign portfolio holdings and to settle foreign currency transactions. When executing forward currency exchange contracts, the fund is obligated to buy or sell a foreign currency at a specified rate on a certain date in the future. With respect to sales of forward currency exchange contracts, the fund would incur a loss if the value of the contract increases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract decreases between those dates. With respect to purchases of forward currency exchange contracts, the fund would incur a loss if the value of the contract decreases between the date the forward contract is opened and the date the forward contract is closed. The fund realizes a gain if the value of the contract increases between those dates. The fund is also exposed to credit risk associated with

counterparty nonperformance on these forward currency exchange contracts which is typically limited to the unrealized gain on each open contract. The following summarizes open forward currency exchange contracts at June 30, 2008:

Forward Currency Exchange Contracts	Foreign Currency Amounts	Proceeds ($)	Value ($)	Unrealized (Depreciation) ($)
Sales:				
Euro, Expiring 9/17/2008	4,380,000	6,770,691	6,867,931	**(97,240)**

The fund may enter into swap agreements to exchange the interest rate on, or return generated by, one nominal instrument for the return generated by another nominal instrument.

The fund accrues for the interim payments on swap contracts in accordance with Financial Accounting Standards Board Statement No. 133. The fund accrues for the interim payments on swap contracts on a daily basis, with the net amount recorded within unrealized appreciation (depreciation) on swap contracts in the Statement of Assets and Liabilities. Once the interim payments are settled in cash, the net amount is recorded as realized gain (loss) on swaps, in addition to realized gain (loss) recorded upon the termination of swaps contracts in the Statement of Operations. Fluctuations in the value of swap contracts are recorded as a component of net change in unrealized appreciation (depreciation) on investments.

Credit default swaps involve commitments to pay a fixed interest rate in exchange for payment if a credit event affecting a third party (the referenced company) occurs. Credit events may include a failure to pay interest or principal, bankruptcy, or restructuring. For those credit default swaps in which the fund is receiving a fixed rate, the fund is providing credit protection on the underlying instrument. The maximum payouts for these contracts are limited to the notional amount of each swap. At June 30, 2008, the fund had no open credit default swaps.

Risks may arise upon entering into these agreements from the potential inability of the counterparties to meet the terms of the agreement and are generally limited to the amount of net payments to be received, if any, at the date of default.

At June 30, 2008, accumulated net unrealized depreciation on investments was $12,832,375, consisting of $3,065,438 gross unrealized appreciation and $15,897,813 gross unrealized depreciation.

At June 30, 2008, the cost of investments for federal income tax purposes was substantially the same as the cost for financial reporting purposes (see the Statement of Investments).

In March 2008, the FASB released Statement of Financial Accounting Standards No. 161 "Disclosures about Derivative Instruments and Hedging Activities" ("FAS 161"). FAS 161 requires qualitative disclosures about objectives and strategies for using derivatives, quantitative disclosures about fair value amounts of gains and losses on derivative instruments and disclosures about credit-risk-related contingent features in derivative agreements. The application of FAS 161 is required for fiscal years beginning after November 15, 2008 and interim periods within those fiscal years. At this time, management is evaluating the implications of FAS 161 and its impact on the financial statements and the accompanying notes has not yet been determined.

NOTE 5—Subsequent Event:

Effective July 1, 2008, BNY Mellon has reorganized and consolidated a number of its banking and trust company subsidiaries. As a result of the reorganization, any services previously provided to the fund by Mellon Bank, N.A. or Mellon Trust of New England, N.A. are now provided by The Bank of New York, which has changed its name to The Bank of New York Mellon.

On July 23-24, 2008, the Board of Trustees approved an Agreement and Plan of Reorganization between the fund and Dreyfus Premier High Income Fund, a series of Dreyfus Bond Funds, Inc. the ("Acquired Fund"), providing for the Acquired Fund to merge into the fund as part of a tax-free reorganization. The merger, which is subject to the approval of the Acquired Fund's shareholders, currently is anticipated to occur on or about January 8, 2009. On its merger date, the Acquired Fund would exchange all of its assets at net asset value, subject to liabilities, for an equivalent value of shares of the fund. Such shares would be distributed pro rata to shareholders of the Acquired Fund so that each shareholder receives a number of shares of the fund equal to the aggregate net asset value of the shareholder's Acquired Fund's shares.

INFORMATION ABOUT THE REVIEW AND APPROVAL OF THE FUND'S INVESTMENT MANAGEMENT AGREEMENT (Unaudited)

At a meeting of the fund's Board of Trustees held on February 12 and 13, 2008, the Board considered the re-approval of the fund's Investment Management Agreement ("Management Agreement"), pursuant to which the Manager provides the fund with investment advisory and administrative services. The Board members, none of whom are "interested persons" (as defined in the Investment Company Act of 1940, as amended) of the fund, were assisted in their review by independent legal counsel and met with counsel in executive session separate from representatives of the Manager.

Analysis of Nature, Extent and Quality of Services Provided to the Fund. The Board members considered information previously provided to them in a presentation from representatives of the Manager regarding services provided to the fund and other funds in the Dreyfus fund complex, and representatives of the Manager confirmed that there had been no material changes in this information. The Board also discussed the nature, extent and quality of the services provided to the fund pursuant to its Management Agreement. The Manager's representatives reviewed the fund's distribution of accounts and the relationships the Manager has with various intermediaries and the different needs of each. The Manager's representatives noted the distribution channels for the fund as well as the diversity of distribution among the funds in the Dreyfus fund complex, and the Manager's corresponding need for broad, deep, and diverse resources to be able to provide ongoing shareholder services to each distribution channel, including those of the fund. The Manager also provided the number of shareholder accounts in the fund, as well as the fund's asset size.

The Board members also considered the Manager's research and portfolio management capabilities and that the Manager also provides oversight of day-to-day fund operations, including fund accounting and administration and assistance in meeting legal and regulatory requirements. The Board members also considered the Manager's extensive administrative, accounting and compliance infrastructure.

Comparative Analysis of the Fund's Performance and Management Fee and Expense Ratio. The Board members reviewed the fund's performance and comparisons to a group of retail front-end load, high current yield funds (the "Performance Group") and to a larger universe of funds, consisting of all retail and institutional high current yield funds (the "Performance Universe") selected and provided by Lipper, Inc., an independent provider of investment company data. The Board was provided with a description of the methodology Lipper used to select the Performance Group and Performance Universe, as well as the Expense Group and Expense Universe (discussed below). The Board members discussed the results of the comparisons and noted that the fund's yield performance for the past ten one-year periods ended December 31st (1998-2007) was at or above the Performance Group median (except for the one-year periods ended December 31, 2001 and 2004) and above the Performance Universe median for each period. The Board members noted that the fund's total return performance was variously above and below the Performance Group and Performance Universe medians for various periods ended December 31, 2007. A representative of the Manager reminded the Board that David Bowser became the fund's primary portfolio manager in October 2006 and that Karen Bater was added as a co-primary portfolio manager in July 2007, and noted that the fund's yield performance and the fund's total return performance for the one-year period ended December 31, 2007 were above the respective Performance Group and Performance Universe medians. The Manager also provided a comparison of the fund's total returns to the returns of the fund's benchmark index for each calendar year for the past ten years.

The Board members also discussed the fund's management fee and expense ratio and reviewed the range of management fees and expense ratios of a comparable group of funds (the "Expense Group") and a broader group of funds (the "Expense Universe"), each selected and provided by Lipper. Noting that the fund was the only fund in the Expense Group with a "unitary fee structure", the Board members

noted that the fund's management fee was above the Expense Group and Expense Universe medians and its expense ratio was below the Expense Group and Expense Universe medians.

Representatives of the Manager reviewed with the Board members the fees paid to the Manager or its affiliates by mutual funds managed by the Manager or its affiliates with similar investment objectives, policies and strategies, and included in the same Lipper category as the fund (the "Similar Funds"), and by other accounts managed by the Manager or its affiliates with similar investment objectives, policies and strategies as the fund (the "Similar Accounts"). The Manager's representatives explained the nature of the Similar Accounts and the differences, from the Manager's perspective, in providing services to such Similar Accounts as compared to managing and providing services to the fund. The Manager's representatives also reviewed the costs associated with distribution through intermediaries. The Board analyzed differences in fees paid to the Manager and discussed the relationship of the fees paid in light of the services provided, noting the fund's "unitary fee" structure. The Board members considered the relevance of the fee information provided for the Similar Funds and Similar Accounts to evaluate the appropriateness and reasonableness of the fund's management fee. The Board acknowledged that differences in fees paid by the Similar Funds and Similar Accounts seemed to be consistent with the services provided.

<u>Analysis of Profitability and Economies of Scale.</u> The Manager's representatives reviewed the dollar amount of expenses allocated and profit received by the Manager and the method used to determine such expenses and profit. The Board previously had been provided with information prepared by an independent consulting firm regarding the Manager's approach to allocating costs to, and determining the profitability of, individual funds and the entire Dreyfus mutual fund complex. The Board also was informed that the methodology had also been reviewed by an independent registered public accounting firm which, like the consultant, found the methodology to be reasonable. The con-

sulting firm also analyzed where any economies of scale might emerge in connection with the management of the fund. The Board members evaluated the profitability analysis in light of the relevant circumstances for the fund and the extent to which economies of scale would be realized if the fund grows and whether fee levels reflect these economies of scale for the benefit of fund shareholders. The Board members also considered potential benefits to the Manager from acting as investment adviser and noted that there were no soft dollar arrangements with respect to trading the fund's portfolio.

It was noted that the Board members should consider the Manager's profitability with respect to the fund as part of their evaluation of whether the fees under the Management Agreement bear a reasonable relationship to the mix of services provided by the Manager, including the nature, extent and quality of such services and that a discussion of economies of scale is predicated on increasing assets and that, if a fund's assets had been decreasing, the possibility that the Manager may have realized any economies of scale would be less. It also was noted that the profitability percentage for managing the fund was within the range determined by appropriate court cases to be reasonable given the services rendered and generally superior service levels provided by the Manager.

At the conclusion of these discussions, the Board agreed that it had been furnished with sufficient information to make an informed business decision with respect to continuation of the fund's Management Agreement. Based on the discussions and considerations as described above, the Board made the following conclusions and determinations.

- The Board concluded that the nature, extent and quality of the services provided by the Manager are adequate and appropriate.

- While the Board was generally satisfied with the fund's performance, noting the fund's yield performance and one-, five- and ten-year total return performance, it believed that the Manager was seeking to continue to improve performance and was generally satisfied with the Manager's effort to do so. The Board noted the change in portfolio manager in October 2006 and the addition of another primary portfolio manager in July 2007.
- The Board concluded that the fee paid by the fund to the Manager was reasonable in light of the services provided, comparative performance, expense and advisory fee information, costs of the services provided and profits to be realized and benefits derived or to be derived by the Manager from its relationship with the fund.
- The Board determined that the economies of scale which may accrue to the Manager and its affiliates in connection with the management of the fund had been adequately considered by the Manager in connection with the management fee rate charged to the fund and that, to the extent in the future it were determined that material economies of scale had not been shared with the fund, the Board would seek to have those economies of scale shared with the fund.

The Board members considered these conclusions and determinations, along with information received on a routine and regular basis throughout the year, and, without any one factor being dispositive, the Board determined that re-approval of the fund's Management Agreement was in the best interests of the fund and its shareholders and that the Management Agreement would be renewed through April 4, 2009.

For More Information

Dreyfus Premier Limited Term High Yield Fund
200 Park Avenue
New York, NY 10166

Manager

The Dreyfus Corporation
200 Park Avenue
New York, NY 10166

Custodian

The Bank of New York Mellon
One Wall Street
New York, NY 10286

Transfer Agent & Dividend Disbursing Agent

Dreyfus Transfer, Inc.
200 Park Avenue
New York, NY 10166

Distributor

MBSC Securities Corporation
200 Park Avenue
New York, NY 10166

Ticker Symbols: Class A: DPLTX Class B: DLTBX Class C: PTHIX Class I: DLHRX

Telephone Call your financial representative or 1-800-554-4611

Mail The Dreyfus Premier Family of Funds
144 Glenn Curtiss Boulevard, Uniondale, NY 11556-0144

The fund files its complete schedule of portfolio holdings with the Securities and Exchange Commission ("SEC") for the first and third quarters of each fiscal year on Form N-Q. The fund's Forms N-Q are available on the SEC's website at http://www.sec.gov and may be reviewed and copied at the SEC's Public Reference Room in Washington, DC. Information on the operation of the Public Reference Room may be obtained by calling 1-800-SEC-0330.

A description of the policies and procedures that the fund uses to determine how to vote proxies relating to portfolio securities, and information regarding how the fund voted these proxies for the 12-month period ended June 30, 2008, is available at http://www.dreyfus.com and on the SEC's website at http://www.sec.gov. The description of the policies and procedures is also available without charge, upon request, by calling 1-800-645-6561.

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